


SEP 1 0 2007
WASH., D.C.
186
SECTION


IRE
IOWA RENEWABLE ENERGY

Fueling America

Iowa Renewable Energy, LLC
2007 ANNUAL REPORT

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TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance, or our expected future operations and actions. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "future," "intend," "could," "hope," "predict," "target," "potential," or "continue" or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions based upon current information and involve numerous assumptions, risks and uncertainties. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described in this report. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

- Overcapacity within the biodiesel industry;
- Availability and costs of feedstock, particularly vegetable oils and animal fats;
- Changes in the price and market for biodiesel and glycerin;
- Our ability to market and our reliance on third parties to market our products;
- Actual biodiesel and glycerin production varying from expectations;
- Changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices such as national, state or local energy policy; federal biodiesel tax incentives; or environmental laws and regulations that apply to our plant operations and their enforcement;
- Changes in the weather or general economic conditions impacting the availability and price of vegetable oils and animal fats;
- Total U.S. consumption of diesel;
- Weather changes, strikes, transportation or production problems causing supply interruptions or shortages affecting the availability and price of feedstock;
- Changes in plant production capacity or technical difficulties in operating the plant;
- Results of our hedging strategies;
- Changes in our business strategy, capital improvements or development plans;
- Changes in interest rates or the availability of credit;
- Our ability to generate free cash flow to invest in our business and service our debt;
- Our liability resulting from litigation;
- Our ability to retain key employees and maintain labor relations;
- Changes and advances in biodiesel production technology;
- Competition from alternative fuels; and
- Other factors described elsewhere in this report.

We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements.

AVAILABLE INFORMATION

The public may read and copy materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov. Information about us is also available at our website at www.iowarenewableenergy.com. The contents of our website are not incorporated by reference in this Annual Report.

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DESCRIPTION OF BUSINESS

Business Development

Iowa Renewable Energy, LLC (also referred to as "we", "us", "IRE", etc.) is a development-stage company that was formed as an Iowa limited liability company on April 14, 2005 for the purpose of developing, constructing, owning and operating a biodiesel manufacturing plant for the sale of biodiesel near Washington, Iowa. When our fiscal year ended September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we were required to register our securities with the Securities and Exchange Commission.

We constructed a biodiesel manufacturing plant with production capacity of 30 million gallons of biodiesel per year. Our plant is located near Washington, Iowa, in southeast Iowa. Since July 12, 2007, we have been producing biodiesel and crude glycerin for sale. We had project funds for completion and start up of the plant of approximately $57,716,000. We did not generate revenues until our plant was operational.

We began producing biodiesel on July 10, 2007 and obtained our certificate of substantial completion of our plant on July 12, 2007 from Renewable Energy Group (REG), our design-builder. After having our biodiesel independently tested to certify that our biodiesel met the American Society for Testing and Materials (ASTM) standards, we began shipping our first lot of 7,200 gallons of biodiesel on July 12, 2007. The plant has been operating at full capacity, with only minor temporary shut downs for maintenance and a weather-related power outage.

We financed the development and construction of the plant with a combination of equity and debt capital. For the fiscal year ended September 30, 2006, we raised approximately $19,371,000 by issuing 19,371 of our units to investors through an Iowa intrastate offering, which supplemented our seed capital offering proceeds of $2,680,000. We also received a $400,000 loan from the Iowa Department of Economic Development (IDED), $100,000 of which is forgivable. To complete project financing, we received $34,715,000 in debt financing from Marshall Bankfirst Corporation (Bankfirst) consisting of a $29,715,000 term loan and a $5,000,000 revolving line of credit which closed on October 26, 2006. On October 30, 2006 we raised an additional $550,000 by issuing 1,100 of our units to directors that exercised a unit option agreement. In addition on May 14, 2007 we entered into a Railroad Revolving Loan and Grant Program Agreement with the Iowa Department of Transportation (IDOT) for an amount of up to $168,000 (or 13.3% of the cost for the railroad project, whichever is less) and a loan amount of up to $132,000 (or 10.5% of the cost for the railroad project, whichever is less). Interest on the loan amount will be at 3.67% per year for five years beginning on June 22, 2008. We have made our request for reimbursement under the agreement, based upon our railroad project costs. We are currently in the process of negotiating with the Marshall Financial Group for a new line of credit up to $6,000,000 to be used for working capital and other short terms financing requirements relating to inventory and risk management, however, we have not finalized this agreement and may never do so.

On May 2, 2006, we entered into a design-build contract with Renewable Energy Group, LLC for the design and construction of the plant for a total price of $39,445,500, subject to further adjustment for change orders. On August 8, 2006 we consented to Renewable Energy Group, LLC assigning this design-build agreement to Renewable Energy Group, Inc. Renewable Energy Group, Inc. (REG) was the company created as a result of a merger between Renewable Energy Group, LLC, InterWest, L.C. and West Central Cooperative. The $39,445,500 price did not include the cost for constructing the administrative building. REG began construction of the administrative building and then we hired subcontractors to complete the work on the administrative building. On April 20, 2007 we entered into a change order with REG in the amount of $325,000 for the work they did on the administrative building. As of June 30, 2007, we have paid approximately $234,492 to various subcontractors to complete the administrative building and the administrative building is now substantially complete and occupied by our staff. We have entered into several additional change orders with REG and as a result, the anticipated final design-build amount is approximately $40.664,805, and we do not anticipate entering into any other change orders. As of June 30, 2007, we paid REG a total of approximately $36,800,000 under the design-build contract and have a construction payable to REG of approximately $3,290,000. We expect to make our last payment to REG in September 2007.

Over the past 14 months we have been in the process of installing the infrastructure necessary to support plant operations. This includes rail siding, natural gas lines and substation and transmission lines. REG's work on the rail installation was complete as of June 28, 2007. It is anticipated that the plant will require 100 gallons of water per minute. The plant's water is being provided by the City of Washington, Iowa. We do not have a long-term agreement with the City of Washington for water, and will instead receive monthly invoices at variable rates. We will require a significant supply of natural gas. We estimate that our plant will require approximately 1,750,320 decatherms of natural gas per year. Alliant Energy is supplying the natural gas to our plant. A meter has been installed and we will receive monthly invoices for natural gas at variable rates. On June 6, 2006, we entered into a facilities service agreement with Interstate Power and Light Company, an Alliant Energy Company, for installation of a new 13,200/7,620 volt primary electric service. This service consists of one overhead metering location, transformers, cabling, and switchgear located at our plant. Under the agreement, we paid Interstate Power and Light Company $146,280 for this work. The installation was completed on September 25, 2006. In addition, we entered into a commercial and industrial marketing facilities services agreement with Interstate Power and Light Company on September 27, 2006 for installation of a gas line. We paid Interstate Power and Light Company $26,840 for this work. The gas line installation was complete on October 6, 2006. We have obtained all of the permits required to construct the plant and have obtained all permits required to operate the plant. As of July 31, 2007, we have hired 27 employees who will operate the plant and provide administrative services to support our plant operations. We may hire one or two additional employees, depending upon our needs as operations continue. In addition to the employees we hired to operate our biodiesel plant, REG has hired our General Manager and Operations Manager. The General Manager and Operations Manager are and will continue to be employees of REG. REG has hired Alan Yoder to be our General Manager and has hired Glen Hansel to be our Operations Manager. In the future, we anticipate that REG will employ our General Manager and Operations Manager and we will continue to employ all other employees at our plant.

On August 25, 2006 we entered into a management and operational services agreement with REG for start-up management and operational services. Pursuant to this agreement, REG will provide for the overall management of our plant, place a general manager and an operations manager at our plant, acquire feedstock and basic chemicals necessary for the operation of the plant and perform the administrative, sales and marketing functions for the plant. The sales and marketing functions will include marketing all our biodiesel and glycerin. Under the terms of the agreement, REG takes title to the biodiesel when loaded for delivery FOB the plant and sells it under REG's SoyPower brand. REG will pay over to us all proceeds received from sales of our biodiesel and glycerin net of the marketing fees we will pay to REG pursuant to our management and operational services agreement. REG shall remit this payment to us by the close of business each Wednesday for all such proceeds received during the previous seven days. In exchange for these services, we have agreed to pay REG a monthly fee and a net income bonus. For the first month in which our biodiesel is sold, and for six months thereafter, we will pay a monthly fee of 5.7 cents per gallon of biodiesel sold. For the first month after the initial period we will pay 5.7 cents per gallon for any biodiesel that was produced but not sold during the initial period in addition to a 5.7 cents per gallon fee for all biodiesel we produce in the first month after the initial period. After that we will pay a monthly fee of 5.7 cents per gallon of biodiesel produced. In addition, the agreement provides for the payment of an annual bonus based on the amount of our annual net income, as that term is defined in the agreement. REG's bonus may range from 0% to 6% of our annual net income, depending on our performance, but will not exceed the amount of $1,000,000. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.

Business of Issuer

Principal Products and Their Markets

The principal products we produce at our plant are biodiesel and crude glycerin. Our biodiesel facility is able to pretreat crude vegetable oils and animal fats. Our plant, however, does not have a soybean crushing facility. The plant has been designed have an annual capacity to process approximately 160,000,000 pounds of soybean oil and 70,000,000 pounds of animal fats and grease into approximately 30 million gallons of biodiesel and 3 million gallons of crude glycerin per year. Our equipment will, however, allow a variance from this ratio to compensate for changes in feedstock availability.

Primary Product- Biodiesel

Biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources primarily used in compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol. The methanol can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel.

Biodiesel that is in neat (pure) form is typically designated in the marketplace as B100. The 100 indicates that the fuel is 100% biodiesel. Biodiesel is frequently blended with petroleum based diesel. When biodiesel is blended, it is typically identified in the marketplace according to the percentage of biodiesel in the blend. For instance, B20 indicates that 20% of the fuel is biodiesel and 80% is petroleum-based diesel.

Biodiesel's physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel, in its pure form or blended with petroleum diesel, may be used in most standard diesel engines without making any engine modifications. Biodiesel demonstrates greater lubricating properties, referred to as lubricity, than petroleum-based diesel. This could lead to less engine wear in the long-run as biodiesel creates less friction in engine components than petroleum-based diesel. Biodiesel also demonstrates greater solvent properties. With higher percentage blends of biodiesel, this could lead to break downs in certain rubber engine components such as seals. The solvent properties of biodiesel also can cause accumulated deposits from petroleum-based diesel in fuel systems to break down. This could lead to clogged fuel filters in the short-term. Fuel filters should initially be checked more frequently when using biodiesel blends. These problems are less prevalent in blends that utilize lower concentrations of biodiesel compared to petroleum-based diesel.

Co-products

Glycerin is the primary co-product of biodiesel production. Glycerin is produced at a rate of approximately 10% of the quantity of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that make it suitable for use in a wide variety of products. It is highly stable under typical storage conditions, compatible with a wide variety of other chemicals and comparatively non-toxic. Glycerin has many applications, including as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. In addition, new uses for glycerin are frequently being discovered and developed. Our glycerin, however, will not be able to be used in pharmaceutical products without further processing, and we do not have the capabilities to refine our glycerin into pharmaceutical quality. Therefore, our glycerin will have to be sold to a company with refining capabilities or for non-pharmaceutical uses.

Biodiesel Markets

Biodiesel is primarily used as fuel for compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. It is produced using renewable resources including plant oils and animal fats. It provides environmental advantages over petroleum-based diesel fuel such as reduced vehicle emissions. Our ability to market our biodiesel will be heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel. The biodiesel industry is faced with the challenge of becoming an acknowledged alternative to pure petroleum diesel. To this end, biodiesel must be marketed as a product with superior qualities to petroleum-based diesel and at a comparable price to that of petroleum-based diesel. Part of the biodiesel industry's ability to competitively price their product with that of petroleum-based diesel is due to the availability of economic incentives for biodiesel. Federally, there is a excise tax credit, which is a tax incentive that provides for a credit of one penny per percent of biodiesel in a fuel blend made from agricultural products like vegetable oils. This tax incentive will make biodiesel more competitive in the market and assist REG in the marketing of our biodiesel. In addition, several states provide additional incentives to expand the use of biodiesel. Two states that have these incentives are Iowa and Illinois. Iowa provides for a three cents tax credit for retailers per gallon of blended biodiesel that is 2% biodiesel or higher. Illinois waives the sales tax on the full purchase price for diesel blends of 11% or greater. Because of our location, these incentives will be particularly beneficial to REG in their efforts to market our biodiesel. The continuance of federal or state tax incentives are not, however, guaranteed to continue and the loss of such incentives could hinder REG's ability to market our biodiesel as a competitively priced alternative to petroleum-based diesel.

Biodiesel is frequently used as fuel in transport trucks, ships, trains, in farming activities and in many government vehicles. According to the United States Department of Energy, the United States consumes approximately 60 billion gallons of diesel fuel annually; however, in 2005 biodiesel accounted for only approximately 75 million gallons of this market. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. Government legislation that seeks to encourage use of renewable fuels could lead to an expansion of the market for biodiesel in the future. Further market increases might occur as a result of growing environmental concerns by American consumers as well as an increased awareness of energy security and the United States' ability to supply its own fuel needs.

Wholesale Market/ Biodiesel Marketers

Our biodiesel is sold exclusively on the wholesale market, directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase B100 and B99.9 biodiesel, and mix it with petroleum-based diesel. The fuel blenders then deliver the final product to retailers.

There are very few wholesale biodiesel marketers in the United States. Two examples are World Energy in Chelsea, Massachusetts and Renewable Energy Group, Inc. in Ralston, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee. REG does not have any retail distribution equipment and typically only sells to customers who have blending capabilities. REG does not sell to individuals. Typically REG sells to distributors and refineries but may also sell to corporate fleets or terminal facilities that do not need as large of quantities of biodiesel, but have their own blending capabilities. These distributors may include transport trucks and jobbers, if they have their own blending capabilities. We have entered into an agreement with REG to market the biodiesel we produce.

Retail

The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers, which are individuals that buy product from manufacturers and sell it to retailers, who supply farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. The biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for our company to effectively market our biodiesel to retail users. With increased governmental support of renewable fuels and greater consumer awareness of renewable fuels, the availability of biodiesel will likely increase in the future.

The government has increased its use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.

Distribution of Principal Products

We entered into a management and operational services agreement with Renewable Energy Group, Inc. (REG) for the purpose of start-up management and operational services. These services will include REG marketing all of our biodiesel, glycerin and fatty acids. REG receives a fee of 5.7 cents per gallon of biodiesel produced for all the services under this agreement. REG estimates a break down of this fee to be two cents (2¢) per gallon for biodiesel marketing services. Additionally, REG estimates one fifth cent (1/5¢) per gallon of this fee to be for the sales and marketing of glycerin and fatty acids. The sales and marketing services of REG include certain transportation services such as: arrangements for transportation, logistics, and scheduling of biodiesel shipments; where advantageous, arrange for leased tankers for rail shipments; analyze and audit bulk transportation providers;

oversee reconciliation of shipments, invoicing and payments on a weekly basis; and provide invoicing and accounts receivable management for biodiesel shipments. Under the terms of the agreement REG takes title to the product when loaded for delivery FOB the plant and sells it under REG's brand name.

Our products can be delivered by truck or rail. Our property is located approximately 35 miles from Interstate 80 and 30 miles from the Mississippi River. Our property is on the Iowa, Chicago, and Eastern Railroad mainline. We have established rail service directly to the plant so that we will be able to ship biodiesel to our customers. Our plant is connected to the Iowa, Chicago and Eastern Railroad and REG will coordinate all of transportation services.

Our Primary Competition

We operate in a very competitive environment. Biodiesel is a relatively uniform commodity where the competition in the marketplace is predominantly based on price and to a lesser extent delivery service. We compete with large, multi-product companies and other biodiesel plants with varying capacities. Some of these companies can produce biodiesel in a more efficient manner than we are able. We face competition for capital, labor, management, feedstock and other resources. Some of our competitors have greater resources than we currently have or will have in the future. Some of our competitors have soy-crushing facilities and are therefore not reliant upon third parties for their feedstock supply. According to the United States Department of Agriculture, the 2006 soybean crop yielded approximately 3.2 billion bushels of soybeans. Iowa accounted for more than 500,000,000 bushels of the soybean production. Since soybeans are an agricultural product, seasonal changes can affect the soybean yield. If fewer soybeans were produced in any given year, we could face significant competition from other biodiesel producers for soybeans. The USDA reported on June 29, 2007 that in 2007-2008 U.S. corn production will go up 18.3%, and a result, soybean production will decrease 13.9% to 74.7 million tons. This could affect our ability to generate a profit and could reduce or eliminate the value of our units.

We expect that additional biodiesel producers will enter the market if the demand for biodiesel continues to increase. When new producers enter the market, they will increase the supply of biodiesel in the market. If demand does not keep pace with additional supply, the selling price of biodiesel will likely decrease and we may not be able to operate our plant profitably.

In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board reports that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. Biodiesel plants are operating or have been proposed in a total of at least 42 states. The National Biodiesel Board estimates that as of June 7, 2007 there were 148 biodiesel companies actively producing biodiesel in the United States, 5 of which are planning to expand their operations to increase their annual production capacity. Additionally, 96 companies have plans to construct new biodiesel plants in the United States, including the proposed Imperium Grays Harbor plant to be built in Grays Harbor, Washington. With a projected annual production capacity of 100 million gallons, the Imperium Grays Harbor plant will be significantly larger than any plant currently operating in the United States. Other large proposed plants include the 85 million gallon per year Archer Daniels Midland Co. (ADM) plant to be built in Velva, North Dakota, and the 80 million gallon per year Louis Dreyfus Agricultural Industries, LLC plant to be constructed in Claypool, Indiana.

Currently, there are 12 active biodiesel plants in Iowa. Renewable Energy Group, Inc. (REG), located in Ralston, Iowa produces biodiesel primarily from feedstock produced at its soybean crushing facility. We have entered into a design-build agreement and a management and operational services agreement with REG, making REG a third party we are dependent upon and a direct competitor of our company. The Ralston facility was previously owned by West Central Cooperative; however, West Central Cooperative recently combined all of its biodiesel-related products and services under REG. The West Central Cooperative facility began producing biodiesel on a small scale in 1996-1997, but constructed a continuous biodiesel production facility in 2002 capable of producing 12 million gallons of biodiesel annually.

A second biodiesel producer in Iowa is Ag Processing Inc. (AGP) in Sergeant Bluff. This facility produces biodiesel from refined bleached and deodorized soybean oil produced at its solvent extraction processing plant in Eagle Grove, Iowa. AGP recently completed an expansion increasing its capacity production from 7 to 12 million gallons per year. The company has recently announced plans for another plant expansion that would increase its production capacity to approximately 30 million gallons per year.

A third biodiesel production facility in Iowa is Soy Solutions of Iowa, LLC located in Milford, Iowa. This is a stand-alone facility that purchases soybean oil from the market. The facility has the capacity to produce approximately 2 million gallons annually, and utilizes virgin soybean oil as its sole feedstock.

A fourth biodiesel production facility in Iowa is Western Iowa Energy, LLC located in Wall Lake, Iowa. This facility has the capacity to produce 30 million gallons annually and utilizes both soybean oil and animal fats as its feedstock.

A fifth biodiesel production facility in Iowa is Cargill Inc. located in Iowa Falls. Cargill's facility has an annual production capacity of 37.5 million gallons and is currently the largest biodiesel plant operating in Iowa. Cargill uses soybean oil as its primary feedstock and is located adjacent to its soybean crush facility. Cargill expects to have the capability to use animal fat or waste grease for biodiesel production in the future.

The sixth biodiesel production facility in Iowa is Clinton County BioEnergy, L.L.C. located in Clinton, Iowa. This facility has the capacity to produce 10 million gallons annually and uses soybean oil as its primary feedstock.

The seventh biodiesel production facility in Iowa is Tri-City Energy near Keokuk, Iowa. The facility has capacity to produce 5 million gallons of biodiesel per year.

The eighth operating biodiesel production facility in Iowa is Central Iowa Energy, LLC which recently completed construction of its plant and commenced biodiesel production. Central Iowa Energy, LLC has capacity to produce 30 million gallons of biodiesel per year and is located near Newton, Iowa.

The ninth operating biodiesel production facility in Iowa is Freedom Fuels, LLC near Mason City, Iowa. The facility has capacity to produce 30 million gallons of biodiesel per year.

The tenth operating biodiesel production facility in Iowa is Western Dubuque Biodiesel, LLC near Farley, Iowa. The facility has a capacity to produce 30 million gallons of biodiesel per year.

The two remaining plants are operated by Sioux Biochemical, Inc. and Riksch Biofuels L.L.C. Sioux Biochemical has capacity to produce 1.5 million gallons of biodiesel each year and Riksch Biofuels has capacity to produce 10 million gallons of biodiesel each year.

According to the Iowa Renewable Fuels Association, there are at least 2 companies other than us in Iowa that have biodiesel plants under construction. East Fork Biodiesel, LLC is constructing a 60 million gallon plant in Algona, Iowa. East Fork Biodiesel will be the largest biodiesel plant in Iowa when it is completed. Finally, Soy Energy, LLC is constructing a 30 million gallon per year biodiesel plant near Marcus, Iowa.

When these new plants and expansions are completed, they will push Iowa biodiesel production capacity to more than 300 million gallons per year. In addition to the existing plants and those currently under construction, multiple other companies have announced plans to construct biodiesel facilities in Iowa. Southern Iowa BioEnergy, LLC plans to build a 30 million gallon per year multi-feedstock plant near Lamoni, and Farmer's Cooperative Company intends to construct a 30 million gallon per year multi-feedstock plant near Marble Rock. Additionally, Hawkeye Bio Energy, LLC intends to construct a 60 million gallon per year multi-feedstock plant near Camanche, and Northern Bio Energy, LLC is planning to construct a 60 million gallon per year biodiesel facility near Estherville. Raccoon Valley Bio-Diesel, LLC has announced plans to build a 60 million gallon per year soybean oil biodiesel project near Storm Lake. Further, Nishna Valley Bioenergy, LLC plans to construct a 60 million gallon per year facility near Manilla, and Natural Innovative Renewable Energy, L.L.C. plans to construct a 60 million gallon per year plant near Akron. These companies are in the process of raising equity for their biodiesel facilities.

While REG markets our biodiesel to end users throughout the United States, biodiesel plants in Iowa are direct competitors for local end users and resources other than customers. We compete with the plants in Iowa for capital, labor and management. These resources tend to be utilized from a local market, and additional strains placed on these resources by increased competition in Iowa could result in our company being forced to expend additional funds on recruiting labor and management maintenance. In addition, while we may receive feedstock from areas beyond the state of Iowa, the most cost-efficient feedstock will come from local suppliers, as this will reduce transportation costs. We will directly compete with Iowa biodiesel plants for business from a limited amount of local feedstock suppliers. Local end users will also be the most cost-efficient customers for REG, due to reduced transportation expenses. Therefore, we compete directly with Iowa biodiesel producers, including REG, for these local customers.

Our management and operational services agreement with REG does not prevent REG from providing marketing and sales services for our competitors. If REG provides marketing and sales services for the biodiesel of our competitors, the result will be increased competition among those biodiesel producers. Biodiesel producers that work with REG, including our company, rely on REG to market their biodiesel and if REG cannot market all of the biodiesel it has committed to sell, then all of the biodiesel producers that work with REG are at risk that this loss will be allocated to them.

The following map produced by the National Biodiesel Board indicates the locations of current active plants in the U.S as of June 7, 2007. Active plants are those companies that are actively producing biodiesel.

Commercial Biodiesel Production Plants (June 7, 2007)


BIODIESEL
BOARD

Commercial Biodiesel Production Plants (June 7, 2007)


148 Plants
BQ-9000 Accredited Producers

Source: National Biodiesel Board, http://www.biodiesel.org/buyingbiodiesel/producers_marketers/ProducersMap-Existing.pdf

The majority of plants, and certainly the largest biodiesel producers utilize soybean oil. This ratio is likely to change over time as more producers design their plants with the capability to use multiple feedstocks. As was discussed before, this means that we compete with other biodiesel producers in the industry not just in the sale of our biodiesel, but also in the acquisition of our raw materials. Since most biodiesel is made from soybean oil. additional biodiesel production will likely increase the cost of soybeans. This will make it more expensive for us to produce our biodiesel. The increased cost will negatively impact our ability to make a profit. This is because there is little or no correlation between the price of feedstock and the market price of biodiesel and, therefore, we cannot pass along increased feedstock prices to our biodiesel customers. The reason for this inability to pass along increased prices is that in order to stay competitive in the diesel industry, biodiesel must be competitively priced with petroleum-based diesel. Therefore, biodiesel prices fluctuate more in relation to petroleum-based diesel market prices then with feedstock market prices. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated.

Many current plants are capable of using only vegetable oil for a feedstock. Our plant is capable of processing multiple types of feedstock, allowing us to use whichever is cheaper at any given time to produce our biodiesel. The cost of the feedstock is the highest cost associated with biodiesel production. In addition, animal fat-based biodiesel also has some favorable advantages to soy-based biodiesel, such as better lubricity and lower nitrogen oxide (NOx) emissions. There may be a time when using feedstock other than soybean oil for our biodiesel production is more cost effective. The flexibility of our plant to use multiple feedstocks will be beneficial should this occur.

Sources and Availability of Raw Materials

Supply

The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, increased prices for feedstock greatly impacts the biodiesel industry. Soybean oil is the most abundant feedstock available in the United States; however, as more corn is planted, less soybeans are being planted. This has increased the price of soybean oil as demand increases and supply decreases. The 20-year average price for soybean oil is approximately $0.21 cents per pound. The USDA's Economic Research Service reported on June 13, 2007 that the May average for soybean oil was $0.33 per pound.

It takes about 7.3 pounds of soybean oil to produce one gallon of biodiesel. Depending upon market conditions, we anticipate that our biodiesel plant will process approximately 160,000,000 pounds (21,800,000 gallons) of soybean oil per year and approximately 70,000,000 pounds (10 million gallons) of animal fats per year as the feedstock for its production process. Our equipment will, however, allow a variance from this ratio to compensate for changes in feedstock availability. We have entered into a management and operational services agreement with REG for the purpose of management and operational services. These services include REG procuring feedstock for our biodiesel plant, however, our agreement with REG does not address feedstock allocation between REG and its other customers. Additionally, the agreement requires REG to provide analysis and audit of feedstock suppliers, purchase feedstock meeting specifications and in adequate quantities to fill the production schedule of the facility, negotiate for discounts, and provide transportation, logistics, and scheduling of feedstock deliveries. REG receives a fee of $0.057 cents per gallon of biodiesel produced for all the services under this agreement. REG estimates a break down of this fee to be $0.015 cents per gallon for feedstock procurement services. The inability of REG to obtain adequate feedstock for our facility could have significant negative impacts on our ability to produce biodiesel and on our revenues. We are in direct competition with REG for procurement of feedstock. In addition, REG may procure feedstock for other biodiesel plants that are our competitors. In the event that REG cannot procure adequate feedstock for its biodiesel plant, our biodiesel plant and the other biodiesel plants that REG manages, we may not be able to purchase adequate amounts of alternative feedstock and we may not be able to successfully operate the plant.

Pretreatment Costs

Crude soybean oil and all animal fats need to be pretreated before being processed into biodiesel. Pretreatment takes crude soybean oil and any animal fat or grease, removes the impurities and prepares the feedstock to go through the biodiesel process. Some feedstock needs more treatment than others. For example, virgin soybean oil can be easier and cheaper to pretreat than turkey fat, and turkey fat can be easier and cheaper to pretreat than beef tallow. The cost of the process is driven by the structure of the feedstock and the impurities in the feedstock.

For soybean oil, the pretreatment process results in refined and bleached (RB) oil. The price differential between RB oil and crude soy oil is ordinarily $0.05 per pound. Our processing plant has pretreatment capabilities allowing us to utilize crude vegetable oil and many types of fat or grease as feedstock in our facility. This added flexibility allows us to choose the feedstock that will produce biodiesel in the most cost effective manner possible.

Dependence on One or a Few Major Customers

We have entered into a marketing contract with REG in which REG markets all biodiesel, glycerin and fatty acids produced at the facility. Therefore, we are highly dependent on REG for the successful marketing of our products. REG will provide market analysis of biodiesel supply and demand; market access to distribution channels developed by REG; analysis and audit of biodiesel customers, including creditworthiness; provide marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the facility's products; transportation and logistics for biodiesel shipments; and invoicing and accounts receivable management. Any loss of REG as our marketer for our products or any inability of REG to successfully market our products could have a significant negative impact on our revenues. Although we expect that we would be able to secure alternative marketers if necessary, we have no agreements with alternative marketers at this time.

Patents, trademarks, licenses

We anticipate registering a trademark on the Iowa Renewable Energy logo. Additionally, as part of our design build-agreement REG agreed to provide us a perpetual and irrevocable license to use any and all of its technology and proprietary property related to or incorporated into the plant in connection with our operation, maintenance and repair of the plant.

Governmental approval and regulations

Federal Biodiesel Supports

We expect the demand for biodiesel in the United States to grow significantly over the next ten years due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuels Standard and other government support of renewable fuels. The Energy Policy Act of 2005 and Jobs Bill have established the groundwork for biodiesel market development.

Renewable Fuels Standard

The Energy Policy Act of 2005 creates the Renewable Fuels Standard (RFS), which mandates that 7.5 billion gallons of renewable fuels be used annually by 2012. The standard started at 4 billion gallons in 2006 and increases to 7.5 billion gallons in 2012. In April 2007, the EPA passed a final rule that fully implements the RFS. The final rule implements the requirement that starting in 2006, 4 billion gallons of renewable fuel be used in the United States, increasing to 7.5 billion gallons by 2012. Further, the final rule creates a credit trading system, by which, fuel blenders who are subject to the RFS but do not blend sufficient quantities of renewable fuels to meet the RFS, can purchase credits from parties who blend more renewable fuels than they are required. This system is meant to allow the industry as a whole to meet the RFS amount in the most cost effective manner possible.

In 2006, the RFS required the use of 4 billion gallons of renewable fuels. It is estimated that the ethanol industry alone produced nearly 5 billion gallons of ethanol in 2006. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. Since the production of biofuels in 2006 exceeded this 4 billion gallon requirement, the RFS will likely not increase demand for renewable fuels significantly, if at all. Further, since the renewable fuels industry is expanding rapidly, in both biodiesel and ethanol, there is no assurance that additional production of renewable fuels will not continually outstrip any additional demand for biodiesel that might be created by the RFS. If the RFS does not significantly increase demand compared to increases in supply, the RFS will likely not lead to an increase in the price at which we sell our biodiesel.

Biodiesel Tax Credit

The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit (VEETC) for biodiesel of $1.00 per gallon for agri-biodiesel. Agri-biodiesel is fuel made solely from virgin crude vegetable oils and animal fats. This includes esters derived from crude vegetable oils. such as oils from corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, rapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds. The VEETC also provided for a tax credit of $0.50 per gallon for biodiesel made from non-virgin vegetable oil and animal fat sources. VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The projected effect of VEETC will be to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel as far upstream as possible. VEETC also streamlines the tax refund system for below-the-rack blenders to allow a tax refund of the biodiesel tax credit on each gallon of biodiesel blended with diesel (dyed or undyed) to be paid within 20 days of blending. Below-the-rack blenders are blenders who market fuel that is for ground transportation engines and is not in the bulk transfer system. VEETC was originally set to expire in 2006, but was extended through December 31, 2008 by the Energy Policy Act of 2005.

State Legislation

Several states, including Iowa, are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. However, Minnesota is the first and only state to mandate biodiesel use. The legislation, which became effective in September 2005, requires that all diesel fuel sold in the state contain 2% biodiesel. In August, 20006, Iowa passed legislation that creates an aggressive renewable fuels standard that requires 10% of the fuel used in Iowa to be from renewable sources by 2009 and increasing the renewable fuel standard to 25% by 2019. While this does not require biodiesel use, it may significantly increase renewable fuels use in Iowa. The Iowa legislation includes tax credits to help retailers meet this requirement. In May 2006, Iowa passed legislation that provided for an incentive of three cents per gallon of biodiesel produced for retailers who sell at least 50% biodiesel blends. This is also expected to increase biodiesel production.

Other states have enacted legislation to encourage (but not require) biodiesel production and use. Several states provide tax incentives and grants for biodiesel-related studies and biodiesel production, blending, and use. In addition, several governors have issued executive orders directing state agencies to use biodiesel blends to fuel their fleets.

Future Legislation

Environmental regulations that may affect our company change frequently. It is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase our operating costs and expenses. The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration (OSHA) governs our plant operations. OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance. These adverse effects could decrease or eliminate the value of our units.

Costs and Effects of Compliance with Environmental Laws

We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. We have obtained all of the necessary permits to operate the plant, including air emissions permits, a NPDES Permit, storm water discharge permits, and boiler permits. As of June 30, 2007 we had not incurred expenses in complying with environmental laws, including the cost of obtaining permits. Any costs related to environmental compliance and permitting have been paid by REG. Any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.

We will be subject to oversight activities by the EPA. We have obtained an ID number from the EPA for any hazardous waste that may result from our production of biodiesel. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa's environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims may result in an adverse ruling in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.

Employees

Currently we have hired 27 full-time employees to operate our biodiesel facility. We anticipate we may hire another employee or two, depending upon our needs as we continue operations. In addition to the employees we have already hired, REG has hired a General Manager and Operations Manager who will direct the operations of the biodiesel facility. The General Manager and Operations Manager are employees of REG. REG hired Alan Yoder to serve as the General Manager of our facility and Glen Hansel as the Operations Manager. REG will provide for the compensation of our General Manager and Operations Manager.

The functions of the general manager are:

- To utilize their ongoing best efforts to successfully and profitably manage the plant in our best interests;
- To develop an annual budget for presentation to and approval of our board;
- Attend meetings of our board and provide information upon its request;
- Ensure that all raw product costs are minimized and that all finished product revenues are maximized;
- Work with us to formulate our mission and goals;
- Manage the plant's resources to efficiently achieve such mission and goals;
- Manage our duties and rights under agreements with third parties relating to the plant;
- Assist with regulatory affairs monitoring and compliance;
- Hire, terminate and replace plant personnel as necessary and in all cases in accordance with the policies of our board;
- Manage our governmental relations, including the Company's involvement with USDA's biodiesel programs; and
- Undertake/perform such other duties as may be agreed upon.

The functions of the operations manager are to:

- Plan and schedule biodiesel production to meet our needs and marketing goals;
- Monitor and improve quality control;
- Oversee facility and equipment maintenance;
- Assist with budgeting and the monitoring of labor and other expenses in the operation;
- Implement processing changes and new technologies as they evolve, and plan for new projects relating to biodiesel production; and
- Undertake/perform such other duties as may be agreed upon.

RISK FACTORS

You should carefully read and consider the risks and uncertainties below and the other information contained in this report. The risks and uncertainties described below are not the only ones we may face. The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial could impair our financial condition and results of operation.

Risks Related to Our Business

We have a limited operating history and our operating results could fluctuate significantly. We began our business in 2005 and commenced production of biodiesel at our plant in July 2007. Accordingly, we have a limited operating history from which you can evaluate our business and its prospects. Our operating results could fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

- Weather, supply and demand and other variables affecting the price and supply of soybean oil and other feedstocks;
- Changes in interest rates and availability of credit;
- Reliability and construction quality of the biodiesel plant to permit it to operate at a level that we expect;
- Legislative changes in policy at the federal or state level concerning biodiesel;
- Amount and timing of capital expenditures and other costs relating to maintenance or expansion of our operations;
- Technical difficulties in operating the biodiesel plant;
- New products and new plants from biodiesel producers or oil companies; and
- General economic conditions or economic events specific to agriculture, oil or automobile markets.

As a result of these factors, and other risk factors described herein, our operating results may not be indicative of future operating results and you should not rely on them as indications of our future performance. In addition, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly growing industries, such as the biodiesel industry, where supply and demand may change substantially in a short amount of time.

Our business is not diversified. Our success depends largely upon our ability to profitably operate our biodiesel plant. We do not have any other lines of business or other sources of revenue if we are unable to continue to operate our biodiesel plant and manufacture biodiesel and glycerin. We have no other line of business to fall back on if the biodiesel business declines or if our biodiesel plant cannot operate at full capacity for any extended period of time.

Declines in the prices of biodiesel and its co-product will have a significant negative impact on our financial performance and the value of our units. Our revenues will be greatly affected by the price at which we can sell our biodiesel and its co-product, glycerin. These prices can be volatile as a result of a number of factors over which we have no control. These factors include the overall supply and demand for biodiesel, the price of diesel fuel, level of government support, and the availability and price of competing products. The total production of biodiesel continues to rapidly expand at this time. But, demand may not increase to meet the increase in supply. The increased production of biodiesel without corresponding increases in demand may lead to lower biodiesel prices. Any lowering of biodiesel prices may reduce our revenues, causing a reduction in the value of our units.

In addition, increased biodiesel production will lead to increased supplies of co-products from the production of biodiesel, which may lead to lower prices for our glycerin. Glycerin prices in the United States and Europe have already declined over the last several years due to increased biodiesel production and the resulting saturation of the glycerin market. Increased supplies of co-products could outpace demand, which could lead to lower prices for our glycerin. If the price of glycerin declines, our revenue from glycerin may be substantially compromised. Increased expenses and decreased sales prices for our products may result in less income, which would decrease our revenues and result in the loss of some or all of the value of our members' equity interest.

We are at a disadvantage in marketing our glycerin because our plant will not produce pharmaceutical grade glycerin, thereby decreasing the market for the glycerin we produce. The price of glycerin has decreased dramatically in the United States due to oversupply from biodiesel producers. A major use of glycerin is in the production of drugs. The glycerin our plant produces, however, is not pharmaceutical grade glycerin. This will limit our ability to market the glycerin produced by our biodiesel plant. The glycerin we produce will have to be purified in order for it to be used in pharmaceutical applications. Since the market in which we can sell our glycerin is limited, we might not be able to sell all of the glycerin we produce or we may not be able to sell our glycerin at a favorable price. If we cannot sell all of the glycerin we produce or cannot sell it at a favorable price, our ability to operate our biodiesel plant profitably might be adversely affected and our members may lose some or all of their equity interest.

Competition from other sources of fuel may adversely affect our ability to market our biodiesel. Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed which could displace biodiesel as an environmentally-friendly alternative fuel. If diesel prices decline or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of our members' investments.

The decreasing availability and increasing price of soybean oil may hinder our ability to profitably produce biodiesel and may result in plant shut downs and decreased revenues. On June 13, 2007, the USDA reported the May average price of soybean oil was approximately $0.33 per pound. In the USDA's July 13, 2007 Oil Crops Outlook Report, it was forecasted soybean oil prices would set a new high, with the 2007 through 2008 forecast being $0.32 to $0.36 per pound. In addition, acres of land being planted with soybeans have recently decreased, as more acres are being planted with corn to supply the ethanol industry. According to the United States Department of Agriculture Economic Research Service, Oil Crops Outlook report on July 13, 2007, the United States had planted 64.1 million acres with soybeans as of June 2007, which was the lowest acreage of soybeans planted in the United States since 1995, and down from the 75.5 million acres planted in 2006. Our plant is capable of using alternate feedstocks, however, demand and price are increasing for alternatives as well. In a July 17, 2007 report the USDA predicts lard and edible tallow will cost approximately $0.28 and $0.26 per pound, respectively, in 2006-2007, up from $0.22 and $0.19, respectively, in 2005. Moreover, the USDA predicts lard and edible tallow prices will continue to increase in 2007-2008 to $0.28 to $0.32 for lard and $0.28 to $0.32 for edible tallow. We have already had to factor our receivables on a short-term basis in order to have the cash necessary to purchase feedstock for start-up. If we cannot obtain adequate supplies of feedstock, then we may be forced to temporarily shut down the plant. Temporary shut downs and increased feedstock prices may reduce our revenues from operations.

Our business is sensitive to feedstock prices and the availability of adequate supplies of feedstock. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of our units. Our results of operations and financial condition are significantly affected by the cost and supply of feedstock. Changes in the price and supply of feedstock are subject to and determined by market forces over which we have no control. REG has agreed to procure adequate quantities of feedstock for our plant at competitive prices. We will still pay for our feedstock, however, and may pay varying prices for it, depending upon the terms under which REG can obtain feedstock. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. We cannot pass along increased feedstock prices to our biodiesel customers because in order to stay competitive in the diesel industry, biodiesel must be competitively priced with petroleum-based diesel. Therefore, biodiesel prices fluctuate more in relation to petroleum-based diesel market prices then with feedstock market prices. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated and our members may lose some or all of their equity interest.

We may engage in hedging transactions which involve risks that can harm our business. We are exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on soybean oil in the biodiesel production process. We may seek to minimize the risks from fluctuations in the prices of soybean oil through the use of hedging instruments. We have a trading account with FC Stone LLC to facilitate our trades. Our board, with the assistance of REG, will be responsible for making hedging decisions. We have created a hedging committee made up of directors to address our hedging needs and the committee will also consult with REG on hedging decisions. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. The effectiveness of our hedging strategies is dependent upon the cost of soybean oil and our ability to sell sufficient amounts of our products to use all of the soybean oil for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil prices. Alternatively, we may choose not to engage in hedging transactions. As a result, our operations and financial conditions may also be adversely affected during periods in which soybean oil prices increase.

Hedging activities themselves can result in costs because price movements in soybean oil contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which such derivative instruments as soybean oil contracts are impacted by price fluctuations in the cost of soybean oil. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs and they may be significant.

Our reliance upon third parties for feedstock supply may hinder our ability to profitably produce our biodiesel. In addition to being dependent upon the availability and price of feedstock supply, we are dependent on relationships with third parties, including feedstock suppliers. We have entered into a management and operational services agreement with REG. REG anticipates acquiring our feedstock from third parties. Assuming that REG can establish feedstock relationships, suppliers may terminate those relationships, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us. Suppliers may not perform their obligations as agreed, and we may be unable to specifically enforce our agreements. This could negatively affect our ability to create revenue and may reduce or eliminate the value of our members' equity interest.

Asian soybean rust and other plant diseases may decrease our ability to obtain a sufficient feedstock supply. Our feedstock supply is highly dependant upon the availability and price of soybeans. Asian soybean rust is a plant fungus that attacks certain plants including soybean plants. Asian soybean rust is abundant in certain areas of South America, and is also present in the United States. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be controlled with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock for our plant. Such increase in cost would increase the cost of producing our biodiesel and decrease our revenue from operations.

We are dependent on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability. We do not intend to have a sales force of our own to market our biodiesel and glycerin. We have entered into an agreement with REG to market our biodiesel and our glycerin. If REG breaches the contract or does not have the ability, for financial or other reasons, to market all of the biodiesel we produce, we will not have any readily available means to sell our biodiesel. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel and glycerin products may result in less income from sales, reducing our revenue, which could lower the value of our members' investments.

If we are forced to temporarily cease operating our biodiesel plant for any reason, we might not be able to meet our current liabilities or our profits may be reduced. If we are forced to temporarily cease operations at our biodiesel plant, either because we cannot sell the biodiesel we are producing, because of defects in our equipment at the plant, due to violations of environmental law, or any other reason, our ability to produce revenue would be adversely affected. We do not have any other source of revenues than production of biodiesel and glycerin at our biodiesel plant. If our plant were to cease production, we would not generate any income and we might not be able to pay our debts as they become due, including payments required under our loan. If the plant ceases to operate for enough time, we might not be able to continue operating the plant and our members could lose some or all of their investments.

Concerns about fuel quality may impact our ability to successfully market our biodiesel. Industry standards impose quality specifications for biodiesel fuel. Actual or perceived problems with quality control in the industry may lead to a lack of consumer confidence in the product and hinder our ability to successfully market our biodiesel. For example, in December 2005, a batch of biodiesel was discovered at a refinery company that failed to meet industry specifications in Minnesota and resulted in a 10-day emergency variance from the state's 2% biodiesel requirement in order to allow for time to fix the problem. Although industry representatives attributed the problem to start-up glitches in the state's new biodiesel plants, similar quality control issues could result in a decrease in demand for our product, which could lower the value of our units.

Cold weather may cause biodiesel to gel, which could have an adverse impact on our ability to successfully market our biodiesel. The pour point for a fuel is the temperature at which the flow of the fuel stops. A lower pour point means the fuel can be effectively utilized in colder weather. The pour point of 100% soy-based biodiesel is approximately 25°F. The pour point for tallow-based biodiesel is approximately 60°F. The pour point for No. 2 low sulfur diesel fuel is approximately -30°F. When diesel is mixed with soy-based biodiesel to make a 2% biodiesel blend, the pour point is -25°F. Therefore, we believe we will need to blend soy-based biodiesel with petroleum diesel in order to provide a biodiesel product that will have an acceptable pour point in cold weather. Generally, biodiesel that is used in blends of 2% to 20% is expected to provide an acceptable pour point for colder markets comparable to the No. 2 low sulfur diesel pour point. In colder temperatures, lower blends are recommended to avoid fuel system plugging. This may cause the demand for our biodiesel in northern markets to diminish during the colder months.

The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. At low temperatures, fuel may need to be stored in a heated building or heated storage tanks. This may cause a decrease in demand for our product in colder climates due to increased storage costs. This may result in decreased revenues for us which could lower the value of our units.

Automobile manufacturers and other industry groups have expressed reservations regarding the use of biodiesel, which could negatively impact our ability to market our biodiesel. Because biodiesel is a relatively new product, the research of biodiesel use in automobiles and its effect on the environment is ongoing. Some industry groups and standards, including the World Wide Fuel Charter, have recommended that blends of no more than 5% biodiesel be used for automobile fuel, due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other engine parts. Although some manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by others may impact our ability to market our product.

The trucking industry opposed the imposition of the Minnesota 2% biodiesel requirement, citing concerns regarding fuel expense and lack of infrastructure necessary to implement the requirement. Such concerns may result in opposition to similar proposed legislation in other states in the future and may negatively impact our ability to market our biodiesel. The American Trucking Associations, however, altered its position on biodiesel in October 2005 by passing a resolution advocating the use of 5% biodiesel blends by the trucking industry.

In addition, studies have shown that nitrogen oxide emissions from pure biodiesel are 10% higher than with petroleum-based biodiesel. Nitrogen oxide is the chief contributor to ozone or smog. New engine technology is available and is being implemented to eliminate this problem. The increased nitrogen oxide emissions may decrease the appeal of our product to environmental groups and agencies who have been historic supporters of the biodiesel industry, which may result in our inability to market our biodiesel and could lead to a decrease in the value of our units.

Our ability to successfully operate is dependent on the availability of electricity at anticipated prices. Adequate electricity is critical to plant operations. Our site is served by Alliant Energy. We have not, however, entered into any definitive agreements to obtain electricity resources and we may have to pay more than we expect to access efficient energy resources. We will be receiving monthly invoices from Alliant at variable rates. As a result, our ability to make a profit may decline.

Our ability to successfully operate is dependent on the availability of water at anticipated prices. To produce biodiesel, we will need a significant supply of water. Water to the site is being supplied by the City of Washington. We have not, however, entered into any definitive agreements to obtain water resources and we may have to pay more than we expect to access efficient water resources. We will receive monthly invoices from the City of Washington at variable rates. Water supply and water quality are important requirements to operate the biodiesel plant. If we are unable to obtain a sufficient supply of water to sustain the biodiesel plant in the future, our ability to make a profit may decline.

Our ability to successfully operate is dependent upon the availability of natural gas at anticipated prices. We will require a significant supply of natural gas to produce biodiesel. Natural gas is supplied to our site by Alliant Energy. However, we have not executed any definitive long-term agreement with Alliant to provide natural gas to our site. We will receive monthly invoices from Alliant at variable rates. The inability to obtain a reliable supply of the necessary natural gas may negatively effect our operations, cash flows and financial performance.

Our management and operational services agreement with REG does not address feedstock allocation between REG and its other customers which could lead to insufficient soybean oil to operate our plant and negatively affect our financial condition. We have entered into a management and operational services agreement with REG, whereby REG supplies the soybean oil that we require to operate our biodiesel plant. Our agreement does not address the way in which REG allocates soybean oil between us and the other customers that REG supplies with soybean oil. If a shortage of soybean oil were to occur, there is no provision in our management and operational services agreement that requires REG to supply us with the soybean oil we require, as opposed to REG's other customers, including REG's own biodiesel facility. If a shortage of soybean oil were to develop, REG may not supply us with all of the soybean oil we require to operate the plant, which could decrease our revenues and could decrease or eliminate the value of our units.

Any operational disruption in our facility could result in a reduction of our sales volumes and could cause us to incur substantial losses. Our revenues are derived from the sale of biodiesel and glycerin that we produce at our facility. Our operations may be subject to significant interruption if our facility experiences a major accident or is damaged by severe weather or other natural disasters. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in our industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential operational hazards described above or we may be unable to renew this insurance on commercially reasonable terms or at all.

Risks Related to Biodiesel Industry

New plants under construction or decreases in the demand for biodiesel and glycerin, our co-product, may result in excess production capacity which could decrease our revenues and adversely impact our financial condition. The biodiesel manufacturing industry is experiencing rapid growth. In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. However, many biodiesel plants do not operate at full capacity and the National Biodiesel Board estimates the current dedicated biodiesel production capacity of these plants is approximately 1.39 billion gallons per year. Further, reported plant construction and expansion, if realized, are expected to result in another 1.89 billion gallons of annual biodiesel production capacity, for total annual production capacity of almost 3.28 billion gallons. Biodiesel supply may outpace biodiesel demand which could lead to decreased biodiesel prices. This could affect our ability to operate our plant profitably and could result in a decrease in the value of our units.

Excess capacity in the biodiesel industry may also lead to increased competition for inputs. Biodiesel production at our plant requires significant amounts of soybean oil and other inputs. We do not have any long-term commitments to acquire soybean oil and other inputs for biodiesel production at our plant. If overproduction of biodiesel occurs, we will face increased competition for inputs which means we may be either unable to acquire the inputs that we need or unable to acquire them at prices that allow us to operate our plant profitably. Any increases in the cost of producing our biodiesel or decline in the price at which we can sell our biodiesel could decrease our net income and could negatively impact our ability to operate our plant profitably. This could result in a decrease in the value of our units.

Excess production of glycerin, a co-product of the biodiesel production process, may cause the price of glycerin to decline, thereby adversely affecting our revenues. In February 2005, the price of crude glycerin produced in the United States was approximately $0.41 per pound and by March 2006 the price of crude glycerin had declined to $0.06 per pound, due primarily to the oversupply of glycerin by biodiesel production facilities. The Biodiesel Magazine reported in December 2006 that crude glycerin was selling for $0.05 per pound, or less. Any further excess glycerin production capacity may limit our ability to market our glycerin co-product and will negatively impact our future revenues and could reduce the value of our units.

The biodiesel manufacturing industry is a feedstock limited industry. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demands of the industry, which could threaten the viability of our plant. The number of biodiesel manufacturing plants either in production or in the planning or construction phase continues to increase at a rapid pace. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demand of the biodiesel industry. Consequently, the price of feedstock may rise to the point where it threatens the viability of our project. This is because there is little or no correlation between the price of feedstock and the market price of biodiesel and, therefore, we cannot pass along increased feedstock prices to our biodiesel customers. We cannot pass along increased feedstock prices to our biodiesel customers because in order to stay competitive in the diesel industry, biodiesel must be competitively priced with petroleum-based diesel. Therefore, biodiesel prices fluctuate more in relation to petroleum-based diesel market prices then with feedstock market prices. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated. Furthermore, REG has announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, and it currently owns a biodiesel plant. This means that REG and its affiliates are competitors for a limited supply of feedstock.

The biodiesel industry is becoming increasingly competitive and we compete with larger, better financed entities which could impact our ability to operate profitably. Commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are numerous other entities considering the construction of biodiesel plants. Nationally, the biodiesel industry may become more competitive given the substantial construction and expansion that is occurring in the industry. According to the National Biodiesel Board, as of June 7, 2007, there were 148 active plants with 5 planning to expand their operations. There were also 96 companies planning to construct new biodiesel plants in the United States.

Currently, there are 12 active biodiesel plants in Iowa. Additionally, according to the Iowa Renewable Fuels Association, there were at least 2 companies, other than us, who were constructing biodiesel plants in Iowa. We will compete with these other plants both in the sale of our biodiesel as well as in the procurement of raw materials. Some of our competitors will have greater resources than us. If we cannot compete favorably with these other biodiesel producers in both the sale of our biodiesel and the procurement of feedstock for our plant, the value of our units may be adversely affected.

Competition from other lubricity additives for ultra low sulfur diesel may be a less expensive alternative to our biodiesel, which would cause us to lose market share and reduce the value of our units. The Environmental Protection Agency (EPA) has issued regulations to reduce the amount of sulfur in diesel fuel in order to improve air quality. These regulations affect all diesel fuel that was made available for retail sale since October 2006. The removal of sulfur from diesel fuel also reduces its lubricity which must be corrected with fuel additives, such as biodiesel which has inherent lubricating properties. Many major oil companies produce these petroleum-based lubricity additives and strongly favor their use because they achieve the desired effect in lower concentrations than biodiesel. In addition, much of the distribution infrastructure is in place for petroleum-based additives. As a result, petroleum-based additives may be more cost effective than biodiesel. This could result is less demand for biodiesel as a lubricity additive. This could negatively affect our ability to sell our biodiesel profitably and could lead to a loss of some or all of our members' equity interest.

As the production of biodiesel fuel increases there may not be an adequate supply of railroad cars or trucks to distribute the biodiesel fuel produced by our plant. As more of the biodiesel production plants under construction and in the planning phase begin production, there exists an increasingly large supply of biodiesel fuel to be distributed and there may not be an adequate supply of rail cars or trucks to distribute the fuel which is produced. This problem has affected the agriculture industry for years and there are already reports of railcar shortages becoming a problem for the biodiesel industry.

Growth in the sale and distribution of biodiesel is dependent on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions. Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the biodiesel industry generally, to grow. Areas requiring expansion include, but are not limited to:

- additional rail capacity and rail cars;
- additional storage facilities for biodiesel;
- increases in truck fleets capable of transporting biodiesel within localized markets;
- expansion in refining and blending facilities to handle biodiesel; and
- growth in service stations equipped to handle biodiesel fuels.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

Risks Related to Regulation and Governmental Action

Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of our units. Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. Although the biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005, they are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level. The elimination or reduction of tax incentives to the biodiesel industry could reduce the market for biodiesel, which could reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. This could result in the failure of our business and the potential loss of some or all of our members' equity interest.

A change in environmental regulations or violations thereof could result in the devaluation of our units. We are subject to extensive air, water and other environmental regulations. We have obtained all of the permits required to construct and operate the plant. In addition, biodiesel producers are required to satisfy the fuel quality standards of the Environmental Protection Agency. Our in house lab will tested our biodiesel and then sent samples out to another lab, in order to certify our lab to do its own fuel quality testing. Environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, we may be required to spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability and result in the loss of some or all of our members' equity interest.

Additional reporting requirements imposed by the Securities Exchange Act of 1934 could hinder our ability to operate at a profit and reduce the value of our units. When our fiscal year ended September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we were required to file a registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission. This registration statement was effective 60 days after filing and from then on we will have to comply with the additional regulation and reporting requirements of the Securities Exchange Act of 1934. We are subject to periodic and current reporting, proxy solicitation and annual report requirements. Preparation of these reports requires devotion of time and resources, which could reduce our profitability and result in the loss of some or all of our members' equity interest.

MANAGEMENT'S PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS

Overview

Iowa Renewable Energy was formed as an Iowa limited liability company on April 14, 2005 for the purpose of developing, constructing, owning and operating a 30 million gallon per year biodiesel production plant near Washington, Iowa and engaging in the production of biodiesel and its primary co-product, crude glycerin. We will spend the next several months continuing operations on our facilities and completing minor non-operational construction projects.

On January 29, 2007, we filed a Form 10-SB registration statement with the Securities and Exchange Commission indicating that as of our fiscal year ended September 30, 2006, we had total assets exceeding $10 million and 500 or more unit holders. Because our membership units are now registered under the Securities and Exchange Act of 1934, we are subject to periodic reporting requirements. We must also comply with the proxy and tender offer rules and our directors, officers and significant unit holders are now subject to additional reporting obligations.

We began producing biodiesel on July 10, 2007 and obtained our certificate of substantial completion of our plant on July 12, 2007 from Renewable Energy Group, Inc. (REG), our design-builder. After having our biodiesel independently tested to certify that our biodiesel meets the American Society for Testing and Materials (ASTM) standards, we began shipping our first lot of 7,200 gallons of biodiesel on July 12, 2007. We anticipate we will spend our fourth fiscal quarter continuing our operations, as our plant has had the ability to operate at full capacity since start-up of operations. The plant has been operating at full capacity with only minor temporary shut downs for maintenance and a weather-related power outage.

We expect to fund our operations during the next 12 months using cash flow from our credit facilities, factored receivables, and our continuing operations. Upon the completion of the construction phase of our loan with Marshall Bankfirst Corporation (Bankfirst) the loan will convert to a senior debt instrument. Our loan covenants require us to maintain a capital fund of $225,000. In addition, we are currently in the process of negotiating with the Marshall Financial Group for a new line of credit up to $6,000,000 to be used for working capital and other short term financing requirements relating to inventory and risk management, however, we have not finalized this agreement and may never do so.

We are subject to industry-wide factors that affect our operating and financial performance. These factors include, but are not limited to, the available supply and cost of soybean oil from which our biodiesel and glycerin are processed; dependence on our biodiesel and glycerin marketer to market and distribute our products; the timely expansion of infrastructure in the biodiesel industry; the intensely competitive nature of the biodiesel industry; possible legislation at the federal, state and/or local level; changes in biodiesel tax incentives and the cost of complying with extensive environmental laws that regulate our industry.

Since we only recently became operational, we do not yet have comparable income, production and sales data for the nine months ended June 30, 2007. Accordingly, we do not provide a comparison of our financial results between reporting periods. If you undertake your own comparison, it is important you keep this in mind.

Plan of Operations for the Next 12 Months

We expect to spend the next 12 months (1) operating the plant; (2) completing minor non-operational construction projects at the plant; and (3) procuring inputs for and marketing our biodiesel.

Plant Operations

On May 2, 2006, we entered into a design-build contract with Renewable Energy Group, LLC for the design and construction of the plant for a total price of $39,445,500, subject to further adjustment for change orders. On August 8, 2006 we consented to Renewable Energy Group, LLC assigning this design-build agreement to Renewable Energy Group, Inc. Renewable Energy Group, Inc. (REG) was the company created as a result of a merger between Renewable Energy Group, LLC, InterWest, L.C. and West Central Cooperative. The $39,445,500 price did not include the cost for constructing the administrative building. REG began construction of the administrative building and then we hired subcontractors to complete the work on the administrative building. On April 20, 2007 we entered into a change order with REG in the amount of $325,000 for the work they did on the administrative building. As of June 30, 2007, we have paid approximately $234,492 to various subcontractors to complete the administrative building and the administrative building is now substantially complete and occupied by our staff. We have entered into several additional change orders with REG and as a result, the anticipated final design-build amount is approximately $40,664,805, and we do not anticipate entering into any other change orders. As of June 30, 2007, we have paid REG a total of approximately $36,800,000 under the design-build contract and have a construction payable to REG of approximately $3,290,000. We expect to make our last payment to REG in September 2007. As of June 30, 2007, the Iowa Renewable Energy plant was approximately 99% complete, all major equipment had been delivered to the site, and approximately 99% of the equipment had been installed. Equipment verification began in May 2007 and hot testing production commenced in June 2007. Hot testing is a type of equipment verification that occurs after the boiler has been lit and is operating. On July 1, 2007, we began start-up operations. This process tests each system of our plant one at a time and builds up to the whole plant being in operation. Biodiesel is manufactured during the start-up process, but we were not fully operational or shipping and selling our biodiesel until all systems were fully operational and our biodiesel had been tested and certified. We began producing biodiesel on July 10, 2007 and obtained our certificate of substantial completion of our plant on July 12, 2007 from REG. After having our biodiesel independently tested to certify that our biodiesel meets ASTM standards, we began shipping our first lot of 7,200 gallons of biodiesel on July 12, 2007.

We are responsible for minor non-operational construction projects. As of July 31, 2007, we still need to finish landscaping and the Iowa, Chicago and Eastern Railroad is completing rail switch installation. We expect to complete these items over the next few months without interruption or delay of plant operations.

Permitting

REG has assisted us in obtaining our required permits. We have obtained all of the required air, water, construction and other permits necessary to construct and operate the plant.

Plant Management, Feedstock Procurement and Marketing

We entered into a management and operational services agreement with REG, our design-builder, on August 25, 2006 to provide management and marketing services for our facility. Pursuant to the terms of the agreement, REG will provide us with: (1) a general manager; (2) an operations manager; (3) feed stock procurement; (4) chemical inputs procurement; (5) administrative services; (6) sales and marketing services; and (7) human resources support. This agreement will continue for an initial term of three (3) years from the end of the first month in which we commence production, which was July 2007. Thereafter, the agreement will automatically renew for successive one (1) year terms unless either party provides written notice of termination to the other party. The following are summaries of the inputs and marketing provisions of the agreement.

<u>Feedstock Procurement</u>. REG is responsible for arranging for the purchase and procurement of soybean oil and other types of feedstock as may be needed for the production of biodiesel at our facility. REG will also perform these additional services:

- Provide analysis and audit of feedstock suppliers;
- Purchase feedstocks at competitive prices meeting specifications and in quantities adequate to satisfy the production schedule of our plant;
- Negotiate for discounts on feedstocks, where obtainable;
- Arrange for transportation, logistics, and scheduling of feedstock deliveries; and
- Provide analysis and audit of bulk transportation providers.

Chemical Inputs Procurement. REG is responsible for purchasing chemical inputs necessary for the production of biodiesel at our plant. REG will also:

- Perform due diligence requirements for investigation of suppliers of the chemical inputs;
- Provide analysis and audit of chemical suppliers and bulk transportation suppliers;
- Purchase chemical inputs at competitive prices meeting specifications for use in our plant;
- Negotiate for discounts on the purchase of chemical inputs, where obtainable;
- Procure adequate chemical inputs to meet our production schedules; and
- Arrange for transportation, logistics, and scheduling services for chemical input deliveries by suppliers.

Sales and Marketing. REG will utilize its best efforts to market all biodiesel, glycerin and fatty acids produced at our plant at established prices. With respect to such services, REG agrees to provide:

- Market analysis of biodiesel supply and demand;
- Market access to REG's developed biodiesel distribution channels;
- Analysis and audit of biodiesel customers, including for creditworthiness, and bulk transportation providers;
- Marketing specialists and sales representatives to attain and establish sales opportunities and relationships for our products;
- Arrangements for transportation, logistics, and scheduling of biodiesel shipments;
- Arrangements for leased tankers for rail shipments, where advantageous;
- Oversight and reconciliation of shipments, invoicing and payments on a weekly basis; and
- Provide invoicing and accounts receivable management for biodiesel shipments.

Administrative Services. REG will provide administrative services to support the operations of our plant, including:

- Accounting;
- Human Resources;

- Information Technology;
- Payroll; and
- Communications.

REG has also provided us with a general manager and operations manager pursuant to the Management and Operational Services Agreement. In February 2007, REG hired Alan Yoder to serve as our general manager. Since February, Mr. Yoder has been overseeing the development and start-up of our facility and has worked closely with our board of directors.

The functions of the general manager are:

- To utilize their ongoing best efforts to successfully and profitably manage the plant in our best interests;
- Development of an annual budget for presentation to and approval of our board;
- Attend meetings of our board and provide information upon its request;
- Insure that all raw product costs are minimized and that all finished product revenues are maximized;
- Work with us to formulate our mission and goals;
- Manage the plant's resources to efficiently achieve such mission and goals;
- Manage our duties and rights under agreements with third parties relating to the plant;
- Assist with regulatory affairs, monitoring and compliance;
- Hire, terminate and replace plant personnel as necessary and in all cases in accordance with the policies of our board;
- Management of governmental relations, including USDA's biodiesel programs; and
- Such other duties as may be agreed upon.

In March 2007, REG hired Glen Hansel to serve as our operations manager. He is responsible for scheduling our biodiesel production, managing our plant technology, and overseeing facility and equipment maintenance.

The functions of the operations manager are:

- Planning and scheduling biodiesel production to meet our needs and marketing goals;
- Monitoring and improving quality control;
- Overseeing facility and equipment maintenance;
- Assisting with budgeting and the monitoring of labor and other expenses in the operation;
- Implementing processing changes and new technologies as they evolve, and planning for new projects relating to biodiesel production; and

- Such other duties as may be agreed upon.

The management and operational services agreement provides fees begin to accrue for the first month biodiesel is sold, which occurred in July 2007, and that payments will be due on the 10th of the month thereafter. For the period ending June 30, 2007, we have not yet incurred any costs under our management and operational services agreement. On August 3, 2007 we entered into an amendment to the management and operational services agreement that was in effect for four weeks beginning on August 5, 2007. For a discussion of this amendment, see "Liquidity and Capital Resources – Factored Receivables."

We recognized a net gain of $228,057 during the three months ended June 30, 2007, which consisted of a realized gain of $1.4 million and an unrealized loss of $1.2 million related to derivative contracts for soy oil purchases and forecasted biodiesel sales. There was no derivative activity prior to the June 30, 2007 quarter. We anticipate making significant purchases of soy oil and other feedstocks in the next 12 months, and if feedstock prices continue to increase, these purchases could have a material adverse effect on our business.

Administration and Employees

As of July 31, 2007 we had 27 employees who operate the plant and provide administrative services to support our plant operations. We may hire an additional employee, depending upon our needs in the future. In addition to the employees we hired to operate our biodiesel plant, REG has hired our General Manager and Operations Manager. The General Manager and Operations Manager are and will continue be employees of REG. REG has hired Alan Yoder to be our General Manager and has hired Glen Hansel to be our Operations Manager. In the future, we anticipate that REG will continue to employ our General Manager and Operations Manager and we will continue to employ all other employees at our plant.

Trends and Uncertainties Impacting the Biodiesel Industry and Our Operations

Growth and Increased Competition in the Biodiesel Industry

According to the National Biodiesel Board in a September 30, 2006 report, the biodiesel manufacturing industry is experiencing rapid growth. In 2005, approximately 75 million gallons of biodiesel were produced in the United States. According to the National Biodiesel Board, the 2005 biodiesel production was three times higher than biodiesel production in 2004. The National Biodiesel Board reported that in 2006, 250 million gallons of biodiesel were produced. However, many biodiesel plants did not operate at full capacity. The National Biodiesel Board estimates the current dedicated biodiesel production capacity of these plants, as of June 7, 2007, is about 1.39 billion gallons per year. Further, current plant construction and expansion are expected to result in another 1.89 billion gallons of annual biodiesel production capacity, for total annual production capacity of 3.28 billion gallons, according to the National Biodiesel Board on June 7, 2007. In contrast, the reported annual production of biodiesel in 2006 was 250 million gallons. Thus, the estimated annual production capacity of plants far exceeds the current estimated annual consumption of biodiesel. In a study prepared for the National Biodiesel Board and released on September 30, 2006, LECG, LLC predicts that the national demand for biodiesel fuel will increase to only 650 million gallons by 2015, far below the expected production capacity. LECG, LLC was formed by faculty from the University of California at Berkeley to provide independent testimony, authoritative studies and advisory services to inform business, regulatory and judicial decision makers and help resolve commercial disputes. **If biodiesel production capacity continues to expand at its current pace, and demand does not grow to meet the available supply, excess production capacity will result.**

Excess capacity in the biodiesel industry may lead to increased competition for inputs and decreased market prices for biodiesel. Biodiesel production at our plant will require significant amounts of soybean oil and other inputs. If overproduction of biodiesel occurs, we will face increased competition for inputs which means that we may be unable to acquire the inputs that we need at profitable prices or at all. In addition, if excess capacity occurs, we may also be unable to market our products at profitable prices. If the demand for biodiesel does not grow at the same pace as increases in supply, we would expect the price for biodiesel to decline. Any decrease in the price at which we can sell our biodiesel will negatively impact our future revenues. Increased expenses and decreased sales prices for biodiesel may result in less income, which would decrease our revenues.

According to a report by the National Biodiesel Board on September 30, 2006, commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are numerous other entities considering the construction of biodiesel plants. Nationally, the biodiesel industry may become more competitive given the substantial construction and expansion that is occurring in the industry. In June 2007, the National Biodiesel Board estimated:

- there were 148 active plants with an annual production capacity of 1.39 billion gallons annually;
- another 96 plants are currently under construction and an additional 5 plants are expanding their existing operations;
- the additional combined capacity of these plants under construction is estimated at 1.89 billion gallons per year;
- biodiesel plants are operating or have been proposed in at least 46 states; and
- currently, there are 12 operating biodiesel plants in Iowa.

According to the Iowa Renewable Fuels Association, there are at least 2 companies in Iowa that have biodiesel plants under construction. East Fork Biodiesel, LLC is constructing a 60 million gallon plant in Algona, Iowa. East Fork Biodiesel will be the largest biodiesel plant in Iowa when it is completed. Finally, Soy Energy, LLC is constructing a 30 million gallon per year biodiesel plant near Marcus. When these new plants and expansions are completed, they will push Iowa biodiesel production capacity to more than 300 million gallons per year. In addition to the existing plants and those currently under construction, multiple other companies have announced plans to construct biodiesel facilities in Iowa.

Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed and displace biodiesel as an environmentally-friendly alternative. If diesel prices do not continue to increase or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel.

Increased Prices and Decreased Production of Feedstock

The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70-90% of the overall cost of producing biodiesel. Changes in the price and supply of feedstock are subject to and determined by market forces over which we have no control. Because there is little or no correlation between the price of feedstock and the market price of biodiesel, we cannot pass along increased feedstock prices to our customers. As a result, increased feedstock prices may result in decreased revenues. The Biodiesel Magazine reported in July 2007 that stable, affordable diesel fuel prices combined with high feedstock prices were resulting in difficulties for the biodiesel industry to stay competitive among comparable fuels. The Biodiesel Magazine also reported that a loss of soybean acres to corn needed to supply the ethanol industry further increased the competition for soybean oil. The USDA reported on June 29, 2007 that in 2007-2008 U.S. corn production will go up 18.3%, and as a result, soybean production will decrease 13.9% to 74.7 million tons. The Biodiesel Magazine reported in July 2007 that margins for soy oil were so tight that most hedging efforts were not profitable. In early June, the price of soybean oil for the July contract on the Chicago Board of Trade reached $0.36 a pound, the highest price since 1984. In the USDA's July 13, 2007 Oil Crops Outlook Report, it was forecasted soybean oil prices would set a new high, with the 2007 through 2008 forecast being $0.32 to $0.36 per pound. This increase in forecasted price is due largely to less acres being planted with soybeans, with acreage currently at a 12 year low. We have already had to factor our receivables on a short-term basis, until such time as we can finalize a new line of credit, in order to have adequate cash flow to purchase feedstock for our start-up. If the availability of soybean oil continues to decrease and the price of soybean oil continues to increase, we may be unable to obtain adequate quantities of feedstock at economical prices, which could have a material adverse effect on our business.

Critical Accounting Estimates

Management uses estimates and assumptions in preparing our financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. As we have commenced operations, we are in the process of implementing critical accounting policies. These policies are described in the notes to the financial statements.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Liquidity and Capital Resources

As of June 30, 2007, we had the following assets: property, plant and equipment of $41,898,423, current assets of $11,161,404 and total assets of $53,627,772. As of June 30, 2007, we had total current liabilities of $5,162,132 and long-term debt of $26,152,075. Members' equity was $22,313,565 as of June 30, 2007, and consisted of an accumulated deficit of $851,857 and members' contributions, net of the cost of raising capital, of $23,165,422. For the nine months ended June 30, 2007, we had no revenues and a net loss of $17,963.

Use of Capital

We expect to have sufficient cash available from our lines of credit, operations and factored receivables to cover our costs over the next twelve months. We expect our costs over the next twelve months to include office, audit, legal, inventory, start-up, and working capital. We anticipate making significant purchases of soy oil and other inputs necessary for biodiesel production in the next twelve months and will rely upon our cash reserves, senior and subordinated debt financing, factored receivables and lines of credit to finance our operations.

We expect to pay REG approximately $40,664,805 under the terms of our design-build agreement for material and labor to construct the plant. We anticipate we will make our final monetary payment to REG in September 2007.

Sources of Funds

The total amount of equity, financing and grant funding we had for our project was approximately $57,716,000. We financed the development and construction of the plant with a combination of equity and debt capital. Based upon our project funds of $57,716,000, we expect our equity, factored receivables and available debt capital sources to be sufficient to complete plant construction payments and continue operations. We do not expect to raise any additional funds through sales of securities in the next twelve months. The following schedule sets forth our sources of capital:

Source of Funds		Percent of Total
Member Equity, Intrastate Offering ($1,000 per unit)	$ 19,371,000	33.56%
Member Equity, Director's Exercised Options ($500 per unit)	$ 550,000	0.95%
Member Equity, Seed Capital ($500 per unit)	$ 2,680,000	4.65%
Debt Financing	$ 34,715,000	60.15%
Loan/Grant Funding (IDED)	$ 400,000	0.69%
Total Sources of Funds	**$57,716,000(1)**	100.00%

(1) This amount excludes no cash equity compensation recognized by our company in connection with the units paid to The Biodiesel Group as compensation under their consulting agreement with the company and its director's unit option plan.

Equity Financing

We initially raised $2,680,000 in equity from our seed capital investors. We also conducted a registered offering of our membership units in the State of Iowa, pursuant to which we raised an additional $19,371,000 in equity. On October 30, 2006 we raised an additional $550,000 by issuing 1,100 of our units to directors that exercised a unit option agreement. We have therefore raised a total of $22,601,000 in equity.

Debt Financing

In October 2006, we closed on our $34,715,000 debt financing with Bankfirst. The financing with Bankfirst provides for a $29,715,000 term loan, with an interest rate during construction (the first 14 months following loan closing) of 0.75% over the Prime Rate as of the effective date reported in the Money Rates column of *The Wall Street Journal*. During the term (the remaining 60 months on the loan), we have two options for interest. We must select an option and notify Bankfirst of our choice within 15 days of the beginning of the term. The first option is a floating rate at 0.25% over the Prime Rate as of the effective date reported in the Money Rates column of *The Wall Street Journal* on the conversion date. The second option is a fixed rate at 3.00% over the five-year LIBOR/Swap Curve Rate on the conversion date. The LIBOR/Swap Curve Rate is published by Bloomberg Market Data L.P. and will be based on the number in the Interest Rates and Bonds column of *The Wall Street Journal* on the day following the initial funding date.

The agreement requires that during the construction phase we make 14 consecutive monthly interest payments commencing on December 1, 2006 and continuing on the 1st day of each month thereafter to and including January 1, 2008. The amount of the interest installments shall be equal to the interest accrued on the unpaid principal balance of the loan measured from the first day of the construction phase. Term phase payments shall begin upon completion of the project, but in no event later than February 1, 2008 and on the 1st day of each month thereafter, 59 monthly payments of principal and interest shall be due and payable through and including January 1, 2013. Payments will be calculated in an amount necessary to amortize the principal amount of this note plus interest thereon over a 10 year period. The remaining unpaid principal balance, together with all accrued but unpaid interest, shall be due and payable in full on January 1, 2013. Advances under the term loan are available until February 1, 2013. We have not yet taken advances under the term loan.

The term loan imposes various covenants upon us which may restrict our operating flexibility. We are subject to several ratios in the term loan which may limit how we allocate our sources of funds. The term loan imposes a negative covenant on distributions which may restrict our ability to distribute earnings to our members. The term loan also requires us to obtain Bankfirst's permission prior to making any significant changes in our material contracts with third-party service providers.

In addition, we have a $5,000,000 revolving credit note with Bankfirst. This loan provides for the same interest options as under the term loan. Advances under the reducing revolving credit note are available through the life of the commitment. We have not yet taken any advances under the revolving term credit note. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016 at which time any outstanding balance shall be due and payable in full. The note requires interest payments based on unpaid principal. The interest options are the same as those under the term loan.

We executed a mortgage in favor of Bankfirst creating a first lien on substantially all of our assets, including our real estate, plant, all personal property located on our property and all revenues and income arising from the land, plant or personal property for the loan and credit agreements discussed above. As of June 30, 2007 we have $26,152,075 payable under our loan with Bankfirst and we have not yet borrowed any funds on our revolving credit note.

We are currently in the process of negotiating with the Marshall Financial Group for a new line of credit up to $6,000,000 to be used for working capital and other short terms financing requirements relating to inventory and risk management, however, we have not finalized this agreement and may never do so.

Government Programs and Grants

We have entered into a loan with the Iowa Department of Economic Development for $400,000. This loan is part of the Iowa Department of Economic Development's Value Added Program and $100,000 of the loan is forgivable. We have paid $40,000 on this loan as of June 30, 2007. In addition on May 14, 2007 we entered into a Railroad Revolving Loan and Grant Program Agreement with the Iowa Department of Transportation (IDOT) for an amount of up to $168,000 (or 13.3% of the cost for the railroad project, whichever is less) and a loan amount of up to $132,000 (or 10.5% of the cost for the railroad project, whichever is less). Interest on the loan amount will be at 3.67% per year for five years beginning on June 22, 2008. We have submitted our request for reimbursement, but have not yet received any funds.

Factored Receivables

On August 3, 2007 we entered into an amendment to the management and operational services agreement with REG to factor our receivables. The amendment was in effect for four weeks beginning on August 5, 2007. For the period the amendment was effective, REG took title to our biodiesel when loaded for delivery FOB our plant and REG paid us each week for biodiesel sales made the prior week. REG deducted from this payment REG's cost of capital incurred as a result of making such payment to us before collecting proceeds from the ultimate customers, and any other amounts then due from us to REG pursuant to the management and operational services agreement. We entered into this amendment so that we could receive payment for our biodiesel the week following shipment, as opposed to the provision under the original management and operational services agreement, which provided we received payment for our biodiesel the week following payment from the third-party purchaser, which will often result in a delay of 30 days or more. If we had been required to wait for payment until the week following payment from the third-party purchaser, we would not have had adequate cash available from our lines of credit and operations to purchase feedstock for our biodiesel production and we would have had to temporarily cease operations, operate at a reduced rate or operate on a toll basis. Operating on a toll basis is when material owned by others is processed on a fee basis. This was a temporary agreement and after the four weeks the management and operational services agreement continues on its original terms. We anticipate this was a temporary situation resulting from start-up and that once we have been operating and receiving payments for biodiesel on a regular basis, we will have adequate cash from our lines of credit and operations to purchase feedstock, without relying on factoring our receivables.

Research and Development

We do not expect to conduct any research and development activities associated with the development of new technologies for use in producing biodiesel.

MARKET MEMBERSHIP UNITS AND RELATED MEMBER MATTERS

There is no public trading market for our membership units. As of the date of this report, there are 26,331 membership units issued and outstanding. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable and are not subject to redemption or conversion.

Each unit holder is a member of Iowa Renewable Energy and has the right to receive a share of our profits and losses, to receive distributions of our assets, if and when declared by our directors, and to participate in the distribution of our assets in the event we are dissolved or liquidated. Additionally, each unit holder has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the unit holders. If a membership is terminated, regardless of whether or not units have been transferred or we admit a substitute unit holder, the original unit holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event we are liquidated or terminated. As of the date of this report, we had not yet declared or paid any distributions on our units.

LEGAL PROCEEDINGS

We are not currently involved in any legal proceeding.

DIRECTORS AND OFFICERS

Biographical Information About Our Directors

Michael J. Bohannan currently serves on the Board of Directors of Iowa Renewable Energy. Since 2001, Mr. Bohannan has been employed as the operations manager for Kinder Morgan. As the operations manager, he is responsible for overseeing the operation of approximately 300 miles of natural gas pipeline, five compressor stations and two natural gas storage fields, as well as approximately 300 miles of liquid pipeline operations. Prior to that, he was service engineer for Kinder Morgan for four years, where he was responsible for technical support of the pipeline, compressor station and natural gas storage operations in Iowa and Illinois. Mr. Bohannan has served as a director, President of the Company and the Chairman of the Board since the Company's inception.

Mark A. Cobb currently serves on the Board of Directors of Iowa Renewable Energy. Since 1980, Mr. Cobb has served as the President of Cobb Oil Co., Inc., a petroleum jobber located in Brighton, Iowa that has annual revenues of approximately $50 million. Mr. Cobb has served as a director and the Vice-Chairman since the Company's inception.

Richard Gallagher currently serves on the Board of Directors of Iowa Renewable Energy. Mr. Gallagher owns and operates a 1,000 acre grain farm near Washington, Iowa. He has operated this farm since 1974. Mr. Gallagher has served as a director and the Secretary since the Company's inception.

J. William Pim currently serves on the Board of Directors of Iowa Renewable Energy. Mr. Pim is a CPA with 25 years of public and private accounting experience. Seventeen years of his experience has been as a controller-chief financial officer for manufacturing companies. Mr. Pim's experience includes seven years of preparation and filing of SEC reports and related information. Since October 2004, Mr. Pim has been employed as an accountant with Heartland Express, Inc. From October 2002 to April 2004, he was employed with Plastag Holdings, LLC where his duties included preparation of monthly and annual financial statements, cash management and general accounting management. Mr. Pim has served as a director, Chief Financial Officer and the Treasurer since the Company's inception.

Warren L. Bush currently serves on the Board of Directors of Iowa Renewable Energy. Mr. Bush is a licensed attorney in both Iowa and Arizona. For the past 20 years, Mr. Bush has served as a Judicial Magistrate for the State of Iowa. He is also a self-employed attorney and practices out of offices in Wall Lake and Dunlap. Mr. Bush currently serves on a variety of boards, including The Biodiesel Group, LLC; and the public reporting companies: Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC and Central Iowa Energy, LLC. He is a principal in Bush Boys' Enterprises, LLC, Bush Boys, Inc. and Front Row Racing Stable, Ltd. Mr. Bush is Tom Schroeder's brother-in-law. Mr. Bush has served as a director since the Company's inception.

Jimmie W. Hanshaw currently serves on the Board of Directors of Iowa Renewable Energy. Since 1999, Mr. Hanshaw has been the owner and operator of Hanshaw Ag Solutions, Inc., a contract marketing consultant. Prior to that, he was employed with Syngenta for over 36 years where his positions included assistant forage plant breeder, sales agronomist in southern Iowa, Missouri and Kansas, regional marketing manager for the eastern United States and leaving as a national accounts manager. Mr. Hanshaw has served as a director since the Company's inception.

William J. Horan currently serves on the Board of Directors of Iowa Renewable Energy. Mr. Horan has been a farmer for 32 years. He is a partner in Horan Brothers Agricultural Enterprises in Rockwell City, Iowa. Mr. Horan is past president of the Iowa Corn Growers Association and sits on the board of directors of Natural Resource Solutions, LLC; Truth about Trade; ISU Research Park Board of Directors; the USDA DOE Technical Advisory Committee; The Biodiesel Group, LLC; and the public reporting companies: Western Iowa Energy, LLC; Western

Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. Mr. Horan has served as a director since the Company's inception.

John Heisdorffer currently serves on the Board of Directors of Iowa Renewable Energy. Since 1971, Mr. Heisdorffer has owned and operated a 1,300 acre farming operation near Keota, Iowa. Mr. Heisdorffer has served as a director since the Company's inception.

Edwin J. Hershberger currently serves on the Board of Directors of Iowa Renewable Energy. Since 1972, Mr. Hershberger has served as President of English River Pellets, Inc., a feed manufacturing and grain elevator with four locations and annual sales of $20 million. He also has served as the President of R & H Enterprises, Inc. and Ridgecrest Turkey Farm, Inc. since 1991. He also has served as a member of the board of directors for Iowa Turkey Growers cooperative since 1998. Mr. Hershberger has served as a director since the Company's inception.

Denny Mauser currently serves on the Board of Directors of Iowa Renewable Energy. Mr. Mauser has farmed for more than thirty-four years in Buena Vista County and Sac County, Iowa. His 900 acre operation includes corn, soybeans and popcorn; he also manages a cow-calf herd. He formerly served as President of the Iowa Farm Bureau Young Members and on the Schaller Community School Board. He currently serves as President of Sac County Rural Electric Cooperative and is a member of the board of directors of The Biodiesel Group, LLC; and the public reporting companies: Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. Mr. Mauser has served as a director since the Company's inception.

Tom Schroeder currently serves on the Board of Directors of Iowa Renewable Energy. For more than thirty years, Mr. Schroeder has served as President of JCT, Inc, a refrigerated trucking company that specializes in the transportation of meat from Midwest packers for export. He is currently employed as a commercial fleet sales manager for Renewable Energy Group, Inc., the company serving as Iowa Renewable Energy's design-builder and marketer. Mr. Schroeder was the city manager and economic development director in Wall Lake, Iowa until he started working for Renewable Energy Group, Inc. in November 2006. He also serves on the board of The Biodiesel Group, LLC; and the public reporting companies: Western Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. He was formerly a director with Western Iowa Energy, LLC. Mr. Schroeder is Warren Bush's brother-in-law. Mr. Schroeder has served as a director of since the Company's inception.

Mark Muench currently serves on the Board of Directors of Iowa Renewable Energy. Mr. Muench operates a family farm near Ogden, Iowa. He has operated the farm for the last 14 years. The farm is a corn, soybean, and cattle operation. Mr. Muench currently serves on the board of directors for The Biodiesel Group, LLC and Western Dubuque Biodiesel, LLC. He also formerly served on the board of directors for Iowa Soybean Association and Western Iowa Energy, LLC. Mr. Muench has served as a director since the Company's inception.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Christianson & Associates, PLLP, Certified Public Accountants (Christianson), was the company's independent auditor since the company's inception through November 3, 2006. Christianson's reports on the company's financial statements have not contained an adverse opinion, disclaimer of opinion or modification. The decision to change auditors and dismiss Christianson was approved by the company's board of directors. There were no disagreements with Christianson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure, which, if not resolved to the former account's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. A copy of this disclosure has been provided to Christianson and we have received a response that Christianson agrees with this disclosure. McGladrey & Pullen, LLP, Certified Public Accountants, has been the company's independent registered public accounting firm since November 3, 2006. All financial statements in the Form 10-SB were audited or reviewed by McGladrey & Pullen, LLP.

All Members being solicited will receive a copy of this 2007 Annual Report. We will provide a copy of Form 10-SB upon written request without charge. We will provide a copy of Exhibits to the Form 10-SB upon written request and payment of specified fees. The written request for the Form 10-SB and/or Exhibits should be directed to Michael Bohannan, President of Iowa Renewable Energy, LLC at 1701 East 7th Street, P.O. Box 2, Washington, Iowa 52353. Such request must set forth a good faith representation that the requesting party was a holder of record or a beneficial owner of membership units in Iowa Renewable Energy on September 3, 2007. The Form 10-SB complete with exhibits is also available at no cost through the EDGAR database available from the SEC's internet site (www.sec.gov).

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

McGladrey & Pullen, LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Iowa Renewable Energy, LLC (A Development Stage Company)
Washington, Iowa

We have audited the balance sheet of Iowa Renewable Energy, LLC (A Development Stage Company) as of September 30, 2006, and the related statements of operations, members' equity (deficit) and cash flows for the year ended September 30, 2006 and the periods from April 14, 2005 (date of inception) to September 30, 2005 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iowa Renewable Energy, LLC as of September 30, 2006, and the results of its operations and its cash flows for the year ended September 30, 2006 and the periods from April 14, 2005 (date of inception) to September 30, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Davenport, Iowa
January 17, 2007

Iowa Renewable Energy, LLC
(A Development Stage Company)

Balance Sheet
September 30, 2006

Assets (Notes 4 and 5)	
Current Assets, cash and cash equivalents	$ 473,505
Property and Equipment (Note 1):	
Land	420,000
Construction in progress	15,065,424
Office equipment	2,325
Equipment	4,566
	15,492,315
Accumulated depreciation	(1,460)
	15,490,855
Other Assets:	
Cash, restricted for construction of property and equipment	10,263,792
Financing costs	83,245
	10,347,037
	$26,311,397
Liabilities and Members' Equity	
Current Liabilities:	
Current maturities of long-term debt (Note 4)	$ 40,000
Accounts payable and accrued expenses	10,345
Construction payable, including $737,500 of retainage (Note 6)	4,119,524
Total current liabilities	4,169,869
Long-Term Debt (Note 4)	360,000
Commitments (Notes 4, 5 and 6)	
Members' Equity (Note 3):	
Member contributions, net of issuance costs, 25,231 units outstanding	22,615,422
(Deficit) accumulated during the development stage	(833,894)
	21,781,528
	$26,311,397

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Operations

	Year Ended September 30, 2006	April 14, 2005 (Date of Inception) to September 30, 2005	April 14, 2005 (Date of Inception) to September 30, 2006
Revenues	$—	$—	$—
Expenses:			
Consulting fees (Note 3)	**344,844**	112,500	457,344
Project coordinator	**44,296**	—	44,296
General and administrative	**51,071**	461	51,532
Equity based compensation	**600,000**	—	600,000
Depreciation	**1,460**	—	1,460
	1,041,671	112,961	1,154,632
(Loss) before other income	**(1,041,671)**	(112,961)	(1,154,632)
Other income, interest	**320,738**	—	320,738
Net (loss)	**$ (720,933)**	$(112,961)	$ (833,894)
Weighted average units outstanding	**13,144**	220	12,185
Net (loss) per unit — basic and diluted	**$ (54.85)**	$ (513.46)	$ (68.14)

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Members' Equity (Deficit)
For Period from April 14, 2005 (Date of Inception) to September 30, 2005 and for the Year Ended September 30, 2006

Balance, April 14, 2005 (date of inception)	$ —
Issuance of 220 membership units at $500 per unit in September 2005	110,000
Net (loss)	(112,961)
Balance (deficit), September 30, 2005	(2,961)
Issuance of 260 membership units at $500 per unit in October 2005	130,000
Issuance of 500 membership units for consulting services in October 2005	250,000
Issuance of 4,880 membership units at $500 per unit in November 2005	2,440,000
Issuance of 19,371 membership units at $1,000 per unit in May 2006	19,371,000
Offering costs	(285,578)
Equity based compensation	600,000
Net (loss)	(720,933)
Balance, September 30, 2006	**$21,781,528**

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Cash Flows

	Year Ended September 30, 2006	April 14, 2005 (Date of Inception) to September 30, 2005	April 14, 2005 (Date of Inception) to September 30, 2006
Cash Flows from Operating Activities:			
Net (loss)	**$(720,933)**	$(112,961)	$ (833,894)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:			
Depreciation	**1,460**	—	1,460
Units issued for consulting services	**250,000**	—	250,000
Equity based compensation	**600,000**	—	600,000
Change in working capital components, increase (decrease) in accounts payable and accrued expenses	**(2,326)**	12,671	10,345
Net cash provided by (used in) operating activities	**128,201**	(100,290)	27,911
Cash Flows from Investing Activities:			
Purchase and construction of property and equipment	**(11,372,791)**	—	(11,372,791)
Increase in cash restricted for construction of property and equipment	**(10,263,792)**	—	(10,263,792)
Net cash (used in) investing activities	**(21,636,583)**	—	(21,636,583)
Cash Flows from Financing Activities:			
Issuance of membership units	**21,941,000**	110,000	22,051,000
Payments for offering costs	**(285,578)**	—	(285,578)
Payments for financing costs	**(83,245)**	—	(83,245)
Proceeds from short-term borrowings	**1,052,146**	—	1,052,146
Payment on short-term borrowings	**(1,052,146)**	—	(1,052,146)
Proceeds from long-term borrowings	**400,000**	—	400,000
Net cash provided by financing activities	**21,972,177**	110,000	22,082,177
Net increase in cash and cash equivalents	**463,795**	9,710	473,505
Cash and cash equivalents:			
Beginning	**9,710**	—	—
Ending	**$ 473,505**	$ 9,710	$ 473,505
Supplemental Disclosure of Noncash Operating and Financing Activities, construction in progress included in accounts payable	**$ 4,119,524**	$ —	$ 4,119,524

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements

Note 1. — Nature of Business and Significant Accounting Policies

Nature of business:

Iowa Renewable Energy, LLC (the Company), located in Washington, Iowa, was formed in April 2005 to pool investors to build a 30 million gallon annual production bio-diesel manufacturing plant. As of September 30, 2006, the Company is in the development stage with its efforts being principally devoted to organizational, equity-raising activities and construction of the bio-diesel plant.

Significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financing costs: Deferred financing costs associated with the construction and revolving loans and the $34,715,000 construction loan (Note 4) are recorded at cost and include expenditures directly related to securing debt financing. These costs will be amortized using the effective interest method over the 10-year term of the agreement. As of September 30, 2006, the Company has not received any loan proceeds under these agreements.

Offering costs: The Company classifies all costs directly related to raising capital as deferred offering costs until the capital is raised, at which point the costs were reclassified as an offset to equity as issuance costs. A total of $285,578 of offering costs were reclassified as an offset to equity for the year ended September 30, 2006.

Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the construction of the bio-diesel plant. Depreciation of such amounts will commence when the plant begins operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Office equipment	3 - 7
Equipment	3 - 7

Maintenance and repairs are expenses as incurred; major improvements and betterments are capitalized.

Income taxes: The Company is organized as a limited liability company which is accounted for like a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company's earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Earnings (loss) per unit: Loss per unit has been computed on the basis of the weighted average number of units outstanding during each period presented. Units issuable under the directors' unit option plan (see Note 3) as of September 30, 2006 have not been included in the computation because their inclusion would have been antidilutive.

Organizational costs and startup costs: The Company expenses all organizational and startup costs as incurred.

Fair value of financial instruments: The carrying amounts of cash and cash equivalents, cash restricted for construction of property and equipment, accounts payable and accrued expenses approximate fair value.

Unit options: The Company adopted a Unit Option agreement in February 2006 under which options to acquire 1,200 membership units of the Company were granted to the directors at $500 per unit. The Company accounted for stock option grants using the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. $600,000 of stock-based compensation was reflected in net income for the difference between the fair market value of the stock at the grant date and the underlying exercise price.

The Company applied the disclosure provisions of SFAS 123, *Accounting for Stock-Based Compensation*, (FAS 123). SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share if the value of the options were calculated at fair value. SFAS 123 permitted private companies to calculate the fair value of stock options using the minimum value method while public companies were required to use a fair value model. The Company used the minimum value method to calculate the fair value using the following assumptions: Dividend rate 0%, risk free interest rate 4.5% and expected lives of eight months. As of September 30, 2006, 1,200 options were outstanding and which will expire in November 2006, if not exercised.

The following table illustrates the effect on net loss and loss per unit had the Company applied the fair value recognition method of SFAS 123 for the year ended September 30, 2006. There was no effect on the period ended September 30, 2005:

Net (loss):	
As reported	$ (720,933)
Deduct total stock-based compensation expense Determined under minimum value based Method for all awards	(17,456)
Pro forma	$ (738,389)
Loss per unit:	
As reported	$ (54.85)
Pro forma	$ (56.18)

In December 2004, FASB published Statement No. 123 (revised 2004), *Share-Based Payment* ("FAS 123(R)"). FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. The Statement is effective for the Company on October 1, 2006.

The Company will adopt the provisions of FAS 123(R) using a modified prospective application. Under that approach, FAS 123(R) will apply to new awards after that date or existing awards that are subsequently modified. The Company may incur additional expense beginning in the first quarter of Fiscal 2007 if new awards are granted.

Note 2. — Land Option

In August 2005, an entity owned by several equity members of the Company, entered into an option agreement to purchase approximately 28 acres of land for $15,000 per acre. A deposit of $1,000 was paid for this option. In February 2006, the Company exercised the option on the approximately 28 acres for $15,000 per acre. The total paid for the land was $420,000. The $1,000 option deposit was applied to the purchase price. The option and purchase price are included in land on the September 30, 2006 balance sheet.

Note 3. — Members' Equity

The Company was formed on April 14, 2005 to have a perpetual life. The Company has one class of membership unit with each unit representing a pro rata ownership interest in the Company's capital, profits, losses and distributions. Income and losses are allocated to all members in proportion to units held.

The Company was initially capitalized by 12 members of the original board of directors, contributing an aggregate of $240,000 for 480 units. The Company was further capitalized by 78 members contributing an aggregate of $2,440,000 in exchange for 4,880 units. These units were issued pursuant to a private placement memorandum, limited to Iowa residents in which the Company offered a maximum of 6,000 units at a cost of $500 per unit for a maximum offering of $3,000,000, with all funds collected being considered at-risk capital. Each investor was required to purchase a minimum of 50 units for $25,000, with the option to purchase additional units in increments of one unit for $500 thereafter up to a maximum purchase by a single investor of 100 units for $50,000. Additionally, a total of 500 units were issued to the members of an entity related to the Company through common ownership in exchange for project development services provided pursuant to a consulting agreement. The private placement memorandum for the seed round offering was closed on November 30, 2005.

In April 2006, the Company issued an Iowa registered offering of membership units. The intrastate offering was set for a minimum of 17,595 membership units up to a maximum of 25,095 units for sale at $1,000 per unit, for a minimum offering amount of $17,595,000 and a maximum offering amount of $25,095,000. The minimum purchase requirements were 25 units for a minimum investment of $25,000. The Company began the intrastate offering on April 17, 2006 which was completed on May 1, 2006. A total of 19,371 membership units were issued to 508 members amounting to $19,371,000 of gross proceeds.

The directors have an option to purchase 100 additional units at a price of $500 per unit for a maximum of 1,200 units and a maximum of $600,000. At September 30, 2006, the options have not been exercised. The options are to be exercised prior to the first draw from the construction term loan.

Note 4. — Long-Term Debt and Subsequent Event

Long-term debt consists of the following as of September 30, 2006:

Note payable to the Iowa Department of Economic Development (A)	$ 400,000
Less current maturities	40,000
	$ 360,000

(A) The Company has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan is noninterest-bearing and due in monthly payments of $5,000 beginning December 2006 for a term of 60 months. Borrowings under this agreement are collateralized by substantially all of the Company's assets and will be subordinate to the $34,715,000 of financial institution debt. The $100,000 loan is forgivable upon the completion of 36 months of the 60 month term.

The $100,000 loan will be forgiven if the Company complies with certain employment and production criteria deferred in the agreement. In the event of noncompliance or default, the loan will be repaid over a two year period starting with the date of noncompliance, including interest at 6%.

Maturities of $300,000 of long-term debt are as follows:

Year ending September 30:	
2007	$ 40,000
2008	60,000
2009	60,000
2010	60,000
2011 and thereafter	80,000
	$ 300,000

Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements

On October 26, 2006, the Company entered into a $34,715,000 construction-term loan agreement which will be used to complete the bio-diesel project. The loan consists of two phases: a "construction phase" where the Company will make periodic requests for fund advances to meet construction obligations and at the completion of construction the loan will convert to a "senior debt instrument".

During the construction phase a number of reserves will be established in accordance with Article IV of the loan agreement which is summarized below:

Interest rate: Within 15 days of Conversion Date, the Company shall provide written notice to the lender of a selection of one of the following interest rate options:

Floating rate option: The term "phase interest rate" shall be a variable interest rate equal to the national prime rate as of its effective date as reported in the Money Rates column of The Wall Street Journal plus one quarter of one percent (0.25%) per annum.

Fixed rate option: The term "phase interest rate" shall be a fixed rate per annum equal to three percent (3.00%) over the five (5) year rate identified on the LIBOR/swap Curve as published by Bloomberg Market Data L.P.

Interest shall be calculated by multiplying the actual number of days elapsed in the period for which interest is being calculated and based on a 360-day year.

A floating rate will apply for all periods a fixed rate is not in effect.

Interest reserve: A sum in the amount of $1,571,062 shall be unfunded and reserved for the payment of interest owed on the loan. All advances made pursuant to the loan document shall include, but not be limited to, an advance from the unfunded interest reserve to pay interest then due on the loan. Upon completion of the construction phase, all unused funds in the interest reserve shall be advanced and deposited in the debt service reserve.

Debt service reserve: Commencing one month following the conversion date, the Company shall make monthly deposits to a debt service reserve until such time as the balance equals $1,319,265. Monthly deposits shall consist of not less than one-third of all available monthly projected EBITDA.

Capital improvements reserve: Commencing one month after the conversion date, the Company shall make deposits into a custodial account held by the Lender. The fund will be used to fund capital improvements. During the term of the loan, the capital improvements reserve must be maintained at $125,000.

Sinking fund: Commencing one month after the conversion date, one-third of all monthly projected EBITDA shall be applied to reduce loan principal. At the point the outstanding principal loan balance is reduced to $20,182,750 no additional sinking fund deposits will be required.

Working capital reserve: At loan closing, the senior lender will deposit $5,000,000 into a custodial account in the Company's name to be used for hedging purposes as explained in Note 7.

Note 5. — Lease Commitments

The Company leases a copier under a long-term operating lease that will expire in December 2010. The lease calls for monthly payments of $187 plus applicable taxes. Beginning January, 2007 the Company began paying office lease expense at a rate of $225 per month. The office lease is month to month and will be terminated when the administrative office moves into the plant site in the second quarter of 2007.

Minimum lease payments under these operating leases for future years are as follows:

Years ending September 30:	
2007	$ 3,594
2008	2,244
2009	2,244
2010	2,244
	$ 10,326

Rent expense totaled $2,244, for the year ended September 30, 2006. The Company incurred no rental expenses prior to January 1, 2006.

Note 6. — Commitments and Contingencies

The total cost of the project, including the construction of the bio-diesel plant and start-up expenses, is expected to be approximately $57,716,000. The Company is funding the development of the bio-diesel plant by using the total equity raised of $22,051,000, anticipated additional equity raised through exercise of outstanding options of $550,000 and securing financing of approximately $34,715,000.

On August 13, 2005, the Company entered into a consulting agreement with an entity related through common ownership for assistance with project development services. The contract ran through the earlier of August 1, 2006 or 30 days after financial close. The contract provided a fee of $75,000 to be paid in monthly installments of $12,500 and 500 membership units. The consulting fees under this agreement were $312,500 and $12,500 for the year ended September 30, 2006 and the period ended September 30, 2005, respectively.

On May 2, 2006, the Company entered into an agreement with Renewable Energy Group (REG), one of its members, for construction of the bio-diesel plant for $39,455,500 due in monthly progress payments. The agreement provides for a 5% retainage to be withheld from each invoice. The retainage is carried in a construction payable account; at September 30, 2006 a balance of approximately $4.1 million is recorded in construction payable. The Company has made payments totaling $11,190,849 to the contractor for the year ended September 30, 2006. The total remaining commitments, including a pending change order of approximately $472,600, are expected to be paid in 2007.

On August 25, 2006, the Company entered into a Management and Operational Services Agreement with REG. Under the agreement REG will place the general and operations managers, acquire feed stocks and basic chemicals necessary for the operation of the facility, perform the administrative, sales and marketing functions for the Company and fulfill any remaining personnel needs through leased employees. The fees for the services will be 5.7 cents per gallon of biodiesel sold during the first six months of production and 5.7 cents per gallon of biodiesel produced after that. In addition the agreement provides for the payment of a yearly bonus of 2% of net income (as defined in the agreement) between $1 and $2 million, 4% of net income between $2 and $3 million, and 6% of net income in excess of 3 million. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.

At the loan closing, the Company will pay fees of approximately $543,000 related to the term loan agreement (Note 4).

Note 7. — Working Capital Reserve (Hedge)

The Company will contract with an unrelated third party as a custodial account manager of the Working Capital Reserve (Hedge) fund. The Company has established a hedge committee which will operate under a hedge charter. The committee will be accountable to the Board of Directors.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Unaudited Balance Sheet

Assets		**June 30, 2007**		September 30, 2006
Current Assets:				
Cash and cash equivalents	**$**	**3,510,227**	$	473,505
Cash, restricted by loan agreement		**4,000,000**		-
Due from Broker		**2,448,748**		-
Inventory		**1,174,856**		-
Prepaids and other assets		**27,573**		-
		11,161,404		473,505
Property and Equipment:				
Land		**420,000**		420,000
Construction in progress		**41,467,473**		15,065,424
Office equipment		**8,986**		2,325
Equipment		**4,566**		4,566
		41,901,025		15,492,315
Accumulated depreciation		**(2,602)**		(1,460)
		41,898,423		15,490,855
Other Assets:				
Cash, restricted for construction of property and equipment		**-**		10,263,792
Financing costs, net		**567,945**		83,245
		567,945		10,347,037
	$	**53,627,772**	$	26,311,397
Liabilities and Members' Equity				
Current Liabilities:				
Current maturities of long-term debt	**$**	**60,000**	$	40,000
Accounts payable and accrued expenses		**591,984**		10,345
Derivative financial instruments		**1,220,690**		-
Construction payable, including retainage of June 2007 $2,006,336; September 2006 $737,500		**3,289,458**		4,119,524
Total current liabilities		**5,162,132**		4,169,869
Long-Term Debt		**26,152,075**		360,000
Commitments				
Members' Equity:				
Member contributions, net of issuance costs, units outstanding June 2007 26,331; September 2006 25,231		**23,165,422**		22,615,422
(Deficit) accumulated during the development stage		**(851,857)**		(833,894)
		22,313,565		21,781,528
	$	**53,627,772**	$	26,311,397

See Notes to Unaudited Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Unaudited Statements of Operations

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	**Nine Months Ended June 30, 2007**	Nine Months Ended June 30, 2006	April 14, 2005 (Date of Inception) to June 30, 2007
Revenues	**$ -**	$ -	**$ -**	$ -	$ -
Expenses:					
Consulting fees	**-**	616	**-**	344,365	457,344
Project coordinator	**1,440**	13,000	**27,514**	31,000	71,810
General and administrative	**240,007**	7,375	**413,456**	27,009	464,988
Equity based compensation	**-**	225,000	**-**	375,000	600,000
Depreciation	**381**	349	**1,142**	1,047	2,602
	241,828	246,340	**442,112**	778,421	1,596,744
(Loss) before other income	**(241,828)**	(246,340)	**(442,112)**	(778,421)	(1,596,744)
Other income:					
Gain on derivative financial instruments, net	**228,057**	-	**228,057**	-	228,057
Interest	**57,261**	113,188	**196,092**	119,877	516,830
Net income (loss)	**$ 43,490**	$ (133,152)	**$ (17,963)**	$ (658,544)	$ (851,857)
Weighted average units outstanding	**26,331**	18,845	**26,210**	9,098	18,461
Net income (loss) per unit - basic and diluted	**$ 1.65**	$ (7.07)	**$ (0.69)**	$ (72.38)	$ (46.14)

See Notes to Unaudited Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Unaudited Statements of Members' Equity (Deficit)
For Period from April 14, 2005 (Date of Inception) to June 30, 2007

Balance, April 14, 2005 (date of inception)	$ -
Issuance of 220 membership units at $500 per unit in September 2005	110,000
Net (loss)	(112,961)
Balance (deficit), September 30, 2005	(2,961)
Issuance of 260 membership units at $500 per unit in October 2005	130,000
Issuance of 500 membership units for consulting services in October 2005	250,000
Issuance of 4,880 membership units at $500 per unit in November 2005	2,440,000
Issuance of 19,371 membership units at $1,000 per unit in May 2006	19,371,000
Offering costs	(285,578)
Amortization of equity based compensation	600,000
Net (loss)	(720,933)
Balance, September 30, 2006	21,781,528
Net (loss)	(17,963)
Issuance of 1,100 membership units at $500 per unit October 2006	550,000
Balance, June 30, 2007	$ 22,313,565

See Notes to Unaudited Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Unaudited Statements of Cash Flows

	Nine Months Ended June 30, 2007	Nine Months Ended June 30, 2006	April 14, 2005 (Date of Inception) to June 30, 2006
Cash Flows from Operating Activities:			
Net (loss)	**$ (17,963)**	$ (658,544)	$ (851,857)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:			
Depreciation	**1,142**	1,047	2,602
Units issued for consulting services	**-**	250,000	250,000
Equity based compensation	**-**	375,000	600,000
Unrealized loss on derivative financial instruments	**1,220,690**	-	1,220,690
Change in working capital components:			
(Increase) in due from broker	**(2,448,748)**	-	(2,448,748)
(Increase) in inventory	**(1,174,856)**	-	(1,174,856)
(Increase) in prepaids and other assets	**(27,573)**	-	(27,573)
Increase in accounts payable and accrued expenses	**412,242**	(1,358)	422,587
Net cash provided by (used in) operating activities	**(2,035,066)**	(33,855)	(2,007,155)
Cash Flows from Investing Activities:			
Purchase and construction of property and equipment	**(27,001,564)**	(2,145,924)	(38,374,355)
(Increase) decrease in cash restricted	**6,263,792**	-	(4,000,000)
Net cash (used in) investing activities	**(20,737,772)**	(2,145,924)	(42,374,355)
Cash Flows from Financing Activities:			
Issuance of membership units	**550,000**	21,941,000	22,601,000
Payments for offering costs	**-**	(274,760)	(285,578)
Payments for financing costs	**(552,515)**	(25,000)	(635,760)
Proceeds from short-term borrowings	**-**	-	1,052,146
Payment on short-term borrowings	**-**	25,000	(1,052,146)
Payment on long-term borrowings	**(40,000)**	-	(40,000)
Proceeds from long-term borrowings	**25,852,075**	-	26,252,075
Net cash provided by financing activities	**25,809,560**	21,666,240	47,891,737
Net increase in cash and cash equivalents	**3,036,722**	19,486,461	3,510,227
Cash and cash equivalents:			
Beginning	**473,505**	9,710	-
Ending	**$ 3,510,227**	$ 19,496,171	$ 3,510,227
Supplemental Disclosure of Noncash Operating and Financing Activities:			
Construction in progress included in accounts payable	**$ 3,289,458**	$ -	$ 3,289,458
Amortized financing costs included in construction in process	**67,815**	-	67,815
Accrued interest included in construction in process	**169,397**	-	169,397

See Notes to Unaudited Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Unaudited Financial Statements

Note 1. Nature of Business, Basis of Presentation and Significant Accounting Policies

Nature of business:

Iowa Renewable Energy, LLC (the Company), located in Washington, Iowa, was formed in April 2005 to pool investors to build a 30 million gallon annual production biodiesel manufacturing plant. As of June 30, 2007 the Company is in the development stage with its efforts being principally devoted to construction of the biodiesel plant. The plant began production in July 2007.

Basis of presentation:

The accompanying unaudited condensed interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company's audited financial statements for the year ended September 30, 2006 included in the Company's Registration Statement on Form 10-SB. In the opinion of management, the condensed interim financial statements reflect all adjustments (consisting of normal recurring accruals) that we consider necessary to present fairly the Company's results of operations, financial position and cash flows. The results reported in these condensed interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted cash: The loan agreements require that $5,000,000 of cash raised in the equity drive be set aside in a working capital reserve and restricted for hedging purposes. As of June 30, 2007, $1.0 million of this cash was transferred to the broker and $4.0 million has been reflected as cash restricted by loan agreement.

Inventory: Inventory is valued at the lower of cost or market using the first-in, first out (FIFO) method.

Derivative instruments: The Company has entered into derivative contracts to hedge the Company's exposure to price risk related to forecasted soil oil purchases and forecasted biodiesel sales. These derivative contracts are to be accounted for under Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

Although the Company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes and derivative positions are recorded on the balance sheet at their fair market value, with changes in fair value recognized in current period earnings. The Company recognized a net gain of $228,057 during the three months ended June 30, 2007 which consisted of a realized gain of $1.4 million and an unrealized loss of $1.2 million. The unrealized loss related to the derivative contracts is recorded as a separate liability on the balance sheet as of June 30, 2007. There was no derivative activity prior to the June 30, 2007 quarter.

Financing costs: Deferred financing costs associated with the construction and revolving loans and the $34,715,000 construction loan (Note 3) are recorded at cost and include expenditures directly related to securing debt financing. These costs will be amortized using the effective interest method over the 6-year term of the agreement.

Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the construction of the biodiesel plant. Depreciation of such amounts will commence when the plant begins operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Office equipment	3 - 7
Equipment	3 - 7
Lab equipment	7 - 20
Buildings	20 - 40

Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. As of June 30, 2007 the Company has capitalized $559,715 of interest and financing costs in construction in process, all of which were incurred in the nine months ended June 30, 2007.

Income taxes: The Company is organized as a limited liability company which is accounted for like a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company's earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Earnings (loss) per unit: Earnings loss per unit has been computed on the basis of the weighted average number of units outstanding during each period presented. Units issuable under the directors' unit option plan have not been included in the computation because their inclusion would have been antidilutive.

Unit options: The Company adopted a Unit Option agreement in February 2006 under which options to acquire 1,200 membership units of the Company were granted to the directors at $500 per unit. The Company accounted for stock option grants using the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. $600,000 of equity based compensation was reflected in net income for the difference between the fair market value of the stock at the grant date and the underlying exercise price.

The Company applied the disclosure provisions of SFAS 123, *Accounting for Stock-Based Compensation,* (FAS 123). SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share if the value of the options were calculated at fair value. SFAS 123 permitted private companies to calculate the fair value of stock options using the minimum value method while public companies were required to use a fair value model. The Company used the minimum value method to calculate the fair value using the following assumptions: Dividend rate 0%, risk free interest rate 4.5% and expected lives of eight months. 1,100 of the options were exercised in November 2006 with 100 expiring unexercised.

Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Unaudited Financial Statements

The following table illustrates the effect on net loss and loss per unit had the Company applied the fair value recognition method of SFAS 123 for the three and nine month periods ended June 30, 2006 and period from April 14, 2005 (date of inception) to June 30, 2007. There was no effect in the three and nine month periods ended June 30, 2007:

	Three Months Ended June 30, 2006	Nine Months Ended June 30, 2006	April 14, 2005 (Date of Inception) to June 30, 2007
Net Loss:			
As Reported	$ (133,152)	$ (658,544)	$ (853,710)
Deduct total stock-based compensation expense determined under the minimum value based method for all awards	(6,546)	(10,910)	(17,456)
Pro forma	$ (139,698)	$ (669,454)	$ (871,166)
Loss per unit:			
As reported	$ (7.07)	$ (72.38)	$ (46.14)
Pro forma	(7.41)	(73.58)	(47.19)

In December 2004, FASB published Statement No. 123 (revised 2004), *Share-Based Payment* ("FAS 123(R)"). FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. The Statement was effective for the Company on October 1, 2006. The Company adopted the provisions of FAS 123(R) using a modified prospective application. Under that approach, FAS 123(R) applies to new awards issued after September 30, 2006 after that date or existing awards that are subsequently modified.

Note 2. Members' Equity

The Company was formed on April 14, 2005 to have a perpetual life. The Company has one class of membership unit with each unit representing a pro rata ownership interest in the Company's capital, profits, losses and distributions. Income and losses are allocated to all members in proportion to units held.

The Company was initially capitalized by 12 members of the original board of directors, contributing an aggregate of $240,000 for 480 units. The Company was further capitalized by 78 members contributing an aggregate of $2,440,000 in exchange for 4,880 units. These units were issued pursuant to a private placement memorandum, limited to Iowa residents in which the Company offered a maximum of 6,000 units at a cost of $500 per unit for a maximum offering of $3,000,000, with all funds collected being considered at-risk capital. Each investor was required to purchase a minimum of 50 units for $25,000, with the option to purchase additional units in increments of one unit for $500 thereafter up to a maximum purchase by a single investor of 100 units for $50,000. Additionally, a total of 500 units were issued to the members of an entity related to the Company through common ownership in exchange for project development services provided pursuant to a consulting agreement. The private placement memorandum for the seed round offering was closed on November 30, 2005.

In April 2006, the Company issued an Iowa registered offering of membership units. The intrastate offering was set for a minimum of 17,595 membership units up to a maximum of 25,095 units for sale at $1,000 per unit, for a minimum offering amount of $17,595,000 and a maximum offering amount of $25,095,000. The minimum purchase requirements were 25 units for a minimum investment of

$25,000. The Company began the intrastate offering on April 17, 2006 which was completed on May 1, 2006. A total of 19,371 membership units were issued to 508 members amounting to $19,371,000 of gross proceeds.

In November 2006 the directors exercised 1,100 units at $500 per unit. 100 units were unexercised and expired. In accordance with the Loan agreement, referenced in Note 3 below, the options funds were used for construction contract obligations prior to the initial draw on the loan in December 2006.

Note 3. Long-Term Debt

Long-term debt consists of the following as of June 30, 2007:

Note payable to Marshall Bank Group for construction loan (A)	$	26,152,075
Note payable to the Iowa Department of Economic Development (B)		360,000
		26,512,075
Less current maturities		60,000
	$	26,452,075

(A) On October 26, 2006, the Company entered into a $34,715,000 construction-term loan agreement which will be used to complete the biodiesel project. The loan consists of two phases: a "construction phase" where the Company will make periodic requests for fund advances to meet construction obligations and at the completion of construction the loan will convert to a "senior debt instrument." The note bears interest at prime plus .75% (9.00% as of June 30, 2007).

(B) The Company has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan is noninterest-bearing and due in monthly payments of $5,000 beginning December 2006 for a term of 60 months with a balance as of June 30, 2007 of $275,000. Borrowings under this agreement are collateralized by substantially all of the Company's assets and will be subordinate to the $34,715,000 of financial institution debt. The $100,000 loan is forgivable upon the completion of 36 months of the 60 month term.

The $100,000 loan will be forgiven if the Company complies with certain employment and production criteria defined in the agreement. In the event of noncompliance or default, the loan will be repaid over a two year period starting with the date of noncompliance, including interest at 6%.

Note 4. Lease Commitments

The Company leases a copier under a long-term operating lease that will expire in December 2010. The lease calls for monthly payments of $187 plus applicable taxes. Beginning January, 2007 the Company began paying office lease expense at a rate of $450 per month. The office lease was month-to-month and was terminated at the end of May 2007 when the administrative office moved to the plant site.

Note 5. Commitments and Contingencies

On August 13, 2005, the Company entered into a consulting agreement with an entity related through common ownership for assistance with project development services. The contract ran through the earlier of August 1, 2006 or 30 days after financial close. The contract provided a fee of $75,000 to be paid in monthly installments of $12,500 and 500 membership units. The consulting fees under this agreement were $312,500 and $325,000 for the nine month period ended June 30, 2006 and the period from April 15, 2005 through June 30, 2007, respectively. No additional consulting fees were required under the agreement in the three months or nine months ended June 30, 2007 or the three months ended June 30, 2006.

On May 2, 2006, the Company entered into an agreement with Renewable Energy Group (REG), for construction of the biodiesel plant for $39,445,500 due in monthly progress payments. Including change orders, the contract now totals approximately $40,665,000. The agreement provides for a 5% retainage to be withheld from each invoice. The retainage is carried in a construction payable account. At June 30, 2007 a balance of approximately $3.29 million is recorded in construction payable. The Company has made payments totaling $36.8 million to the contractor as of June 30, 2007. The total remaining commitments are expected to be paid in 2007.

On August 25, 2006, the Company entered into a Management and Operational Services Agreement with REG. Under the agreement REG will place the general and operations managers, acquire feed stocks and basic chemicals necessary for the operation of the facility, perform the administrative, sales and marketing functions for the Company and fulfill any remaining personnel needs through leased employees. A per gallon fee for the services will be based upon the number of gallons of biodiesel sold during the first six months of production and the number of gallons of biodiesel produced after that. In addition the agreement provides for the payment of a yearly bonus based on the Company's net income. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.

Note 6. Working Capital Reserve (Hedge)

The Company has contracted with an unrelated third party as a custodial account manager of the Working Capital Reserve (Hedge) fund. The Company has established a hedge committee which will operate under a hedge charter. The committee will be accountable to the Board of Directors.

END